The Toronto

-Dominion

Bank
ANNUAL INFORMATION

FORM
December 3, 2025

Documents Incorporated by Reference

Portions

of

this

Annual

Information

Form

(“AIF”)

are

disclosed

in

the

annual

consolidated

financial
statements (the

“Annual

Financial

Statements”)

and management’s

discussion

and analysis

of the

Bank
(as

defined

below)

for

the

year

ended

October

31,

2025

(the

"2025

MD&A")

and

are

incorporated

by
reference into this AIF.

Page
Reference in
AIF
Page / Incorporated by
Reference from Annual
Financial Statements
Page / Incorporated by
Reference From 2025
MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation 4 - -
Intercorporate Relationships 4 - -
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History 4 - 5-11, 19-35
DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations 5 11-15 5-8, 19-35
Competition - - 21, 25, 29, 32, 63
Intangible Properties - 24, 28, 64-65 -
Average Number of Employees 5 - -
Lending - - 38-46, 72-77
TD's Approach to Sustainability 5 - 100-101
Risk Factors 5 - 56-101
DIVIDENDS
Dividends per Share for the Bank (October 31st

year-end)
6 - -
Dividend Restrictions 7 71 50-51
CAPITAL STRUCTURE
Common Shares 8 69-72 53
Preferred Shares 8 69-72 53
Limited Recourse Capital Notes 9 69-72 53
Perpetual Notes 9
Constraints 10 - -
Ratings 11 - 90
MARKET FOR SECURITIES OF THE BANK
Market Listings 13 - -
Trading Price and Volume 13 - -
Prior Sales 14 - -
ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTIONS ON TRANSFER
14 - -
DIRECTORS AND EXECUTIVE OFFICERS
Directors and Board Committees of the Bank 15 - -
Audit Committee 19 - -
Additional Information Regarding the Audit Committee

and
External Auditor
21 - -
Executive Officers of the Bank 22 - -
Shareholdings of Directors and Executive Officers 24 - -
Additional Disclosure for Directors and Executive Officers 24 - -
Pre-Approval Policies and External Auditor Service Fees 25 - -
LEGAL PROCEEDINGS AND REGULATORY ACTIONS 26 85-86 -
INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS
26 89 -
TRANSFER AGENTS AND REGISTRARS
Transfer Agent 26 - -
Co-transfer Agent and Registrar 26 - -
INTERESTS OF EXPERTS 26 - -
ADDITIONAL INFORMATION 27
APPENDIX "A" – Intercorporate Relationships
APPENDIX "B" – Description of Ratings
APPENDIX "C" – Audit Committee Charter
Unless otherwise specified, this AIF presents

information as at October 31, 2025.

Caution Regarding Forward-Looking Statements
From

time

to

time,

the

Bank

(as

defined

in

this

document)

makes

written

and/or

oral

forward-looking
statements, including in this document, in other filings with Canadian regulators or the United States (U.S.)
Securities and Exchange Commission (SEC), and in other communications. In addition,

representatives of
the

Bank

may

make

forward-looking

statements

orally

to

analysts,

investors,

the

media,

and

others.

All
such statements

are made

pursuant to

the “safe

harbour” provisions

of, and

are intended

to be

forward-
looking statements

under,

applicable Canadian

and U.S.

securities legislation,

including the

U.S. Private
Securities

Litigation

Reform

Act

of

1995.

Forward-looking

statements

include,

but

are

not

limited

to,
statements made in

this document, the Management’s Discussion

and Analysis (2025 MD&A)

in the Bank’s
2025

Annual

Report

under

the

heading

“Economic

Summary

and

Outlook”,

under

the

headings

“Key
Priorities for 2026”

and “Operating Environment

and Outlook” for the

Canadian Personal and

Commercial
Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale

Banking segments, and in other
statements regarding

the Bank’s

objectives and

priorities for

2026 and

beyond and

strategies to

achieve
them,

the

regulatory

environment

in

which

the

Bank

operates,

targets

and

commitments,

the

Bank’s
anticipated

financial

performance

and

the

outlook

for

the

Bank’s

operations

or

the

Canadian,

U.S.

and
global economies.

Forward-looking

statements

are

typically

identified

by

words

such

as

“will”,

“would”,

“should”,

"suggest",
"seek",

“believe”,

“expect”,

“anticipate”,

“intend”,

"ambition",

“strive”,

“confident”,

“estimate”,

“forecast”,
“outlook”, “plan”, “goal”, “commit”

“target”, “"objective", "timeline",

possible”, “potential”, “predict”,

“project”,
"foresee",

“may”,

and

“could”

and

similar

expressions

or

variations

thereof,

or

the

negative

thereof,

but
these terms are

not the exclusive

means of identifying

such statements. By their

very nature, these

forward-
looking

statements

require

the

Bank

to

make

assumptions

and

are

subject

to

inherent

risks

and
uncertainties, general

and specific.

Especially in

light of

the uncertainty

related to

the physical,

financial,
economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s

control and

the effects

of which

can be

difficult to

predict –

may cause

actual results

to differ
materially

from

the

expectations,

predictions,

forecasts,

projections,

estimates,

targets,

or

intentions
expressed in the forward-looking statements.

Examples of such risk factors

include: general business and
economic conditions in the regions in which

the Bank operates; geopolitical risk (including policy, trade and tax-related risks

and the potential

impact of any

new or

elevated tariffs

or any retaliatory

tariffs); inflation,
interest

rates

and

recession

uncertainty;

risks

associated

with

the

remediation

of

the

Bank's

U.S.

Bank
Secrecy

Act

(BSA)/anti-money

laundering

(AML)

program

and

Enterprise

AML

program;

regulatory
oversight and compliance risk;

the ability of the Bank

to execute on long-term

strategies, shorter-term key
strategic priorities,

including the

successful completion

of acquisitions

and dispositions

and integration

of
acquisitions,

the

ability

of

the

Bank

to

achieve

its

financial

or

strategic

objectives

with

respect

to

its
investments, business retention plans,

and other strategic plans; risks

associated with the insured

deposit
account agreement

between the Bank

and The

Charles Schwab

Corporation; technology and

cyber security
risk

(including

cyber-attacks,

data

security

breaches

or technology

failures)

on

the

Bank’s

technologies,
systems

and

networks,

those

of

the

Bank’s

customers

(including

their

own

devices),

and

third

parties
providing services

to the

Bank; data

risk; model

risk; external

fraud activity;

insider risk;

conduct risk;

the
failure of

third parties

to comply

with their

obligations to

the Bank

or its

affiliates, including

relating to

the
care and

control of

information, and

other risks

arising from

the Bank’s

use of

third-parties; the

impact of
new and changes

to, or application

of, current

laws, rules and

regulations, including

consumer protection
laws

and

regulations,

tax

laws,

capital

guidelines

and

liquidity

regulatory

guidance;

environmental

and
social risk

(including climate-related

risk); exposure

related to

litigation and

regulatory matters;

increased
competition from incumbents and new

entrants (including Fintechs and

big technology competitors); shifts
in consumer attitudes

and disruptive technology;

ability of the

Bank to

attract, develop, and

retain key talent;
changes

in

foreign

exchange

rates,

interest

rates,

credit

spreads,

equity

prices

and

commodity

prices;
downgrade, suspension or withdrawal of ratings assigned

by any rating agency, the value and market price
of the Bank's

common shares and other

securities may be

impacted by market conditions

and other factors;
the

interconnectivity

of

financial

institutions,

including

existing

and

potential

international

debt

crises;
increased funding costs

and market

volatility due

to market illiquidity

and competition for

funding; and

critical
accounting estimates and changes to accounting

standards, policies, and methods used by

the Bank; and
the occurrence

of natural

and unnatural

catastrophic

events and

claims resulting

from such

events. The
Bank cautions

that the

preceding list

is not

exhaustive of

all possible

risk factors

and other

factors could

also adversely

affect

the Bank’s

results. For

more detailed

information, please

refer to

the “Risk

Factors
that May

Affect

Future Results”

section

of the

2025

MD&A,

and

the sections

related

to strategic,

credit,
market

(including

equity,

commodity,

foreign

exchange,

interest

rate,

and

credit

spreads),

operational
(including technology,

cyber security,

process, systems, data, third-party,

fraud, infrastructure, insider

and
conduct),

model,

insurance,

liquidity,

capital

adequacy,

compliance,

financial

crime,

reputational,
environmental

and social

risk

in the

"Managing

Risk"

section of

the

2025

MD&A,

as may

be updated

in
subsequently filed

quarterly reports to

shareholders and news

releases (as applicable)

related to

any events
or transactions

discussed under

the headings

“Significant

Events” or

“Update

on the

Remediation of

the
U.S. Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) Program and Enterprise AML Program” in the
relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and

potential events,

and the

inherent uncertainty

of forward-looking

statements, should

be
considered carefully

when making

decisions with

respect to

the Bank.

The Bank

cautions readers

not to
place undue reliance on the Bank’s forward-looking

statements.

Material economic assumptions underlying the forward

-looking statements contained in this document

are
set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,
under the

headings “Key

Priorities for

2026” and

“Operating Environment

and Outlook”

for the

Canadian
Personal

and

Commercial

Banking,

U.S.

Retail,

Wealth

Management

and

Insurance,

and

Wholesale
Banking segments,

each as

may be

updated in

subsequently

filed quarterly

reports

to shareholders

and
news releases

(as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date

hereof

and are

presented

for the

purpose

of assisting

the

Bank’s

shareholders

and

analysts

in
understanding the Bank’s financial position, objectives and priorities and anticipated financial performance
as at

and for

the periods

ended on

the dates

presented, and

may not

be appropriate

for other

purposes.
The Bank does not undertake

to update any forward-looking

statements, whether written or

oral, that may
be made from time to time by or on its behalf, except as

required under applicable securities legislation.
CORPORATE STRUCTURE

Name, Address and Incorporation
The Toronto

-Dominion

Bank

and its

subsidiaries

are collectively

known as

TD

Bank

Group

("TD"

or the
"Bank").

The Toronto

-Dominion Bank,

a Schedule

1 chartered

bank subject

to the

provisions of

the Bank
Act (Canada) (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of
Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank’s head office is located at Toronto

-Dominion Centre, P.O.

Box 1, King Street West and Bay Street, Toronto,

Ontario, M5K 1A2.
Intercorporate Relationships
Information about the intercorporate relationships among

the Bank and its principal

subsidiaries is provided
in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Prior to

October 6,

2022, the

Bank was

a major

shareholder of

TD Ameritrade

Holding Corporation

("TD
Ameritrade"). On October 6,

2020, The Charles Schwab

Corporation ("Schwab") completed

its acquisition
of

TD

Ameritrade

(the

"Schwab

transaction").

Upon

closing,

the

Bank

exchanged

its

approximate

43%
ownership in TD Ameritrade

for an approximate 13.5%

stake in Schwab,

consisting of 9.9% voting

common
shares

and

the

remainder

in

non-voting

common

shares,

convertible

into

voting

common

shares

upon
transfer

to

a

third

party.

On

August

1,

2022,

the

Bank

sold

28.4

million

non-voting

common

shares

of
Schwab, which reduced

the Bank’s ownership

interest in Schwab

to approximately 12.0%.

On August 21,
2024, the

Bank sold

40,500,000 voting

common shares

of Schwab, which

reduced the

Bank's ownership
interest

in

Schwab

to

approximately

10.1%.

On

February

12,

2025,

the

Bank

sold

its

remaining

10.1%
ownership interest

in Schwab

through a registered

offering and

a repurchase

by Schwab,

resulting in

the

termination of the stockholder agreement between the Bank and Schwab. The Bank and Schwab continue to have a relationship through

the amended and restated

insured deposit account agreement

entered into
on May 4, 2023, which has an initial expiration date of

July 1, 2034.
On March 1, 2023, the

Bank completed its acquisition

of Cowen Inc. ("Cowen"),

advancing the Wholesale
Banking segment’s long-term growth strategy

in the U.S.

and adding complementary products

and services
to the Bank’s existing businesses.

On October

10,

2024, following

active

cooperation

and

engagement

with

authorities

and

regulators,

the
Bank

reached

a

resolution

with

respect

to

previously

disclosed

investigations

related

to

its

U.S.

Bank
Secrecy Act and Anti-Money

Laundering compliance programs.

Details of the resolution

are set out under
the heading

“Update on

the Remediation

of the

U.S. Bank

Secrecy Act/Anti-Money

Laundering Program
and Enterprise AML Program” on pages

5 to 7 of the 2025 MD&A,

which is incorporated by reference

and
available on the Bank’s issuer profile on SEDAR+

at www.sedarplus.com.
DESCRIPTION OF THE BUSINESS
The Toronto

-Dominion

Bank

and its

subsidiaries

are collectively

known as

TD

Bank

Group ("TD"

or the
"Bank"). TD is the sixth largest bank in North America by assets and serves over 28.1 million clients in four key businesses operating

in a number

of locations in

financial centres around

the globe: Canadian

Personal
and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including
TD

Bank,

America's

Most

Convenient

Bank®,

TD

Auto

Finance

U.S.,

and

TD

Wealth

(U.S.);

Wealth
Management and

Insurance, including

TD Wealth

(Canada), TD

Direct Investing,

and TD Insurance;

and
Wholesale Banking, including TD Securities and TD

Cowen. TD also ranks among North

America's leading
digital banks, with more

than 13 million mobile

active users in

Canada and the U.S.

TD had $2.1 trillion

in
assets on

October

31, 2025.

The Toronto

-Dominion

Bank trades

under the

symbol "TD"

on the

Toronto
Stock Exchange and New York

Stock Exchange.

Descriptions of TD’s significant

business segments and related

information are provided on

pages 11

and
19 to 35 of the 2025 MD&A, which are incorporated by

reference.

Average Number of Employees

TD had an average of 102,218 full-time equivalent employees

for fiscal 2025.

TD’s Approach to Sustainability

The Bank publishes

a Sustainability Report outlining

the Bank's approach to

managing sustainability topics,
to

position

TD

to

meet

future

challenges

by

driving

resilience

and

long-term

success

for

our

business,
clients, colleagues, and

communities. TD's

Sustainability Strategy is

focused on protecting

the Bank from
risk, adapting

Bank processes

and capabilities,

and growing

the Bank

to capture

new opportunities.

This
report and other

related information

are available

on the Bank's

website. Additional

information about

the
Bank's

approach

to

managing

sustainability

risks,

including

climate-related

risks

can

be

found

under
"Environmental

and

Social

Risk”

on

pages

100

to

101

of

the

2025

MD&A,

which

is

incorporated

by
reference.

Risk Factors
The Bank considers it critical to regularly assess its operating environment and highlight top and emerging
risks, which are risks

with a potential

to have a material

effect on the Bank

and where the attention

of senior
leaders is focused due to the potential magnitude or

immediacy of their impact. An explanation of the types
of risks facing

the Bank and

its businesses

and the ways

in which the

Bank manages them

can be found
under

the

heading

“Risk

Factors

and

Management”

on

pages

56

to

101

of

the

2025

MD&A,

which

is
incorporated by reference.

DIVIDENDS 1

Dividends per Share for the Bank (October 31st year-end)

Type of Shares 2025 2024 2023
Common Shares $4.20
$4.08

$3.84
Class A First Preferred Shares (Non-Viability

Contingent Capital)
2
Series 1 3

$1.24 $1.24 $0.92
Series 3 4 - - $0.92
Series 5 5 - $0.97 $0.97
Series 7
6
- $0.80 $0.80
Series 9 7 $0.81 $0.81 $0.81
Series 16 $1.58 $1.58 $1.58
Series 18
8

$1.44 $1.44 $1.31
Series 20 9 - - $1.19
Series 22 910

- - $1.30
Series 24
11
- - $1.28
Series 26 12, 19 - - -
Series 27 13 $57.50 $57.50 $57.50
Series 28
13
$72.32 $72.32 $72.32
Series 29 14, 19 - - -
Series 30 15, 19 - - -
Series 31
16, 19
- - -
Series 32 17, 19 - - -
Series 33 18, 19 - - -
Notes:

1

Except as noted, dividends are payable quarterly

on last day of January, April, July and October in each year.

2

Except as

noted, dividends

are payable

in an

amount per

share per

annum determined

by multiplying

the Annual

Fixed
Dividend Rate (as

defined within each

Prospectus Supplement) applicable

to such Subsequent

Fixed Rate Period

by $25.00.

3

On October

16, 2024,

the Bank

announced that

none of

its 20

million Non-Cumulative

5-Year

Rate Reset

Class A

First
Preferred Shares, Series 1 (Non-Viability Contingent Capital (NVCC)) (the "Series

1 Shares") will be converted on October
31, 2024 into Non-Cumulative Floating

Rate Class A First Preferred

Shares, Series 2 (NVCC) (the "Series

2 Shares") of TD.
As had been previously announced on October 1, 2024,

the dividend rate for the Series 1 Shares for the 5-year

period from
and including October 31, 2024 to but excluding

October 31, 2029, if declared, is payable at a

per annum rate of 4.97%.
4

On July

31, 2024,

the Bank

redeemed all

of its

20,000,000 outstanding

Non-Cumulative Class

A First

Preferred Shares,
Series 3 (NVCC).
5

On January 31, 2025, the Bank redeemed

all of its 20,000,000 outstanding Non-Cumulative

Class A First Preferred Shares,
Series 5 (NVCC).
6

On July

31, 2025,

the Bank

redeemed all

of its

14,000,000 outstanding

Non-Cumulative Class

A First

Preferred Shares,
Series 7 (NVCC).
7

On October 31, 2025, the Bank redeemed

all of its 8,000,000 outstanding Non-Cumulative Class A

First Preferred Shares,
Series 9 (NVCC).
8

On April

18, 2023,

the Bank

announced that

none of

its 14

million Non-Cumulative

5-Year

Rate Reset

Preferred Shares
NVCC, Series 18 (“Series

18 Shares”) would be

converted on April 30,

2023 into Non-Cumulative Floating Rate

Preferred

Shares NVCC, Series 19. As

had been previously announced

on March 31, 2023, the

dividend rate for the Series

18 Shares
for the 5-year period from and

including April 30, 2023 to

but excluding April 30, 2028,

if declared, is payable at a

per annum
rate of 5.747%.
9

On October 31, 2023, the Bank redeemed

all of its 16,000,000 outstanding Non-Cumulative

Class A First Preferred Shares,
Series 20 (NVCC).
10

On April

30, 2024,

the Bank

redeemed all

of its

14,000,000 outstanding Non-Cumulative

Class A

First Preferred

Shares,
Series 22 (NVCC).

11

On July

31, 2024,

the Bank

redeemed all

of its

18,000,000 outstanding

Non-Cumulative Class

A First

Preferred Shares,
Series 24 (NVCC)
12

The Class A First Preferred Shares, Series

26 (NVCC) (the "Series 26 Shares")

were issued on July 29, 2021

to the Limited
Recourse Trust, in connection with the issuance of limited recourse capital notes.

13

Dividends are payable

semi-annually on

April 30 and

October 31 in

each year, in an

amount per

share per annum

determined
by multiplying the

Annual Fixed Dividend

Rate (as defined

within the Prospectus

Supplement) applicable

to such Subsequent
Fixed Rate Period by $1,000.00.
14

The Class A

First Preferred Shares, Series

29 (NVCC) (the

"Series 29 Shares")

were issued on

September 14, 2022 to

a
Limited Recourse Trust, in connection with the issuance of limited recourse capital notes.

15

The Class A

First Preferred

Shares, Series 30

(NVCC) (the "Series

30 Shares")

were issued on

October 17, 2022

to a Limited
Recourse Trust, in connection with the issuance of limited recourse capital notes.

16

The Class A First Preferred Shares, Series 31 (NVCC) (the "Series 31 Shares") were issued on June 28, 2024 to a Limited
Recourse Trust (defined below),

in connection with the issuance of limited recourse

capital notes.

17

The Class

A First Preferred

Shares, Series 32

(NVCC) (the "Series

32 Shares") were

issued on December

16, 2024 to

a
limited recourse trust, in connection with the issuance

of limited recourse capital notes.

18

The Class A

First Preferred Shares, Series

33 (NVCC) (the

"Series 33 Shares")

were issued on

September 19, 2025 to

a
limited recourse trust, in connection with the issuance

of limited recourse capital notes.

19

Until revoked, the trustee of

the Limited Recourse Trust

has waived its right to

receive any and all dividends

on the Series
26 Shares,

the Series 29

Shares, the

Series 30 Shares,

the Series 31

Shares, the Series

32 Shares and

the Series 33

Shares
(collectively,

the "Shares").

Until such

waiver is

revoked by

the trustee

of the

Limited Recourse

Trust,

no dividends

are
expected to be declared or paid on the Shares.

Dividend Restrictions

The Bank is prohibited by the Bank

Act from declaring dividends on its preferred or

common shares if there
are

reasonable

grounds

for

believing

that

the

Bank

is,

or

the

payment

would

cause

the

Bank

to

be,

in
contravention of the capital adequacy and liquidity regulations of the Bank Act or directions of the Office of
the Superintendent

of Financial

Institutions (Canada)

("OSFI").

In addition, the

ability to

pay dividends

on
common shares without the approval of the holders of the outstanding preferred shares is restricted unless
all dividends on the preferred shares have been declared

and paid or set apart for payment.
CAPITAL STRUCTURE

The

following

summarizes

certain

provisions

of

the

Bank's

common

shares,

preferred

shares

and

other
capital

instruments

qualifying

as

Additional

Tier

1

Capital

("AT1")

under

OSFI's

Capital

Adequacy
Requirements

guideline,

including

limited

recourse

capital

notes

and

perpetual

notes.

This

summary

is
qualified in

its entirety

by the

Bank’s by-laws

and the

actual terms

and conditions

of such

securities. For
more information on the Bank's capital structure, see pages 47 to 54 of the 2025 MD&A and Notes 18 and
19 of the 2025 Annual Financial Statements.

The Bank incorporates those pages and Notes by reference.
In accordance with capital

adequacy requirements adopted

by OSFI, in order

to qualify as Tier

1 or Tier

2
Capital under

Basel III,

non-common capital instruments

issued by

the Bank

after January

1, 2013,

including
Preferred

Shares

(as

defined

below)

and

Perpetual

Notes

(defined

below),

must

include

a

non-viability
contingent capital

feature (the

"NVCC

Provisions"),

under which

they could

be converted

into a

variable
number of common shares of

the Bank upon the

occurrence of a Trigger Event. A

Trigger Event is currently
defined in OSFI's Capital Adequacy

Requirements Guideline as an event

where OSFI determines that the
Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments and consideration of any other relevant factors or circumstances, the viability of the Bank is expected to be
restored, or

if the

Bank has

accepted or

agreed to

accept a

capital injection

or equivalent

support from

a
federal or provincial government of Canada without

which the Bank would have been determined

by OSFI
to be non-viable.

Common Shares
The

authorized

common

share

capital

of

the

Bank

consists

of

an

unlimited

number

of

common

shares
without nominal or par value.
Voting Rights
Subject to the restrictions set out under “Constraints” below, holders of common shares are entitled to vote at all meetings of the shareholders of the Bank, except

meetings at which only holders of a specified class
or series of shares are entitled to vote.

Dividend Rights
The holders

of common

shares are entitled

to receive

dividends as and

when declared by

the Board,

subject
to the preference of the holders of the Preferred Shares

of the Bank.

Rights on Liquidation
After payment to the

holders of the Preferred

Shares of the Bank

of the amount or

amounts to which they
may be entitled,

and after payment

of all outstanding

debts, the holders

of common shares

are entitled to
receive the remaining property of the Bank upon the

liquidation, dissolution or winding-up thereof.
Preferred Shares
The

Bank

is

authorized

to

issue

an

unlimited

number

of

Class

A

First

Preferred

Shares

(the

"Preferred
Shares"), without nominal or par value.

The Preferred Shares of the Bank may be issued from time to time, in one or more series, with such rights,
privileges, restrictions and conditions as the Board may

determine.
Priority
The Preferred

Shares of each

series rank on

a parity

with every other

series of

Preferred Shares,

and all
Preferred Shares

rank prior

to the

common shares

and to

any other

shares of

the Bank

ranking junior

to
the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation,

dissolution

or winding-up

of the

Bank, provided

that a

Trigger

Event has

not occurred

as
contemplated

under

the

NVCC

Provisions

applicable

to

a

series

of

Preferred

Shares.

In

the

event

of

a
Trigger

Event

occurring

under

the

NVCC

Provisions,

the

existing

priority

of

the

Preferred

Shares

of

the
affected series

will not

be relevant

as all

Preferred Shares

of such

series will

be converted

into common
shares of the Bank and, upon conversion, will rank on

a parity with all other common shares of the Bank.
Voting Rights
There are no voting

rights attached to

the Preferred Shares

except to the extent

provided in any series

or
by the Bank

Act. The Bank

may not,

without the prior

approval of the

holders of the

Preferred Shares, create
or issue (i)

any shares

ranking in

priority to

or on

a parity

with the

Preferred Shares,

or (ii)

any additional
series of

Preferred Shares,

unless at

the date

of such

creation or

issuance all

cumulative dividends

and
any declared and

unpaid non-cumulative

dividends have

been paid or

set apart for

payment in respect

of
each series of Preferred Shares then issued and outstanding.
Approval of

amendments to

the provisions

of the

Preferred Shares

as a

class may

be given

in writing

by
the holders

of all

the outstanding

Preferred Shares

or by

a resolution

carried by

an affirmative

vote of

at
least two-thirds

of the

votes cast

at a

meeting at

which the

holders of

a majority

of the

then outstanding
Preferred Shares

are present

or represented

by proxy

or,

if no

quorum is

present at

such meeting,

at an
adjourned

meeting

at

which

the

shareholders

then

present

or

represented

by

proxy

may

transact

the
business for which the meeting was originally called.

Rights on Liquidation
In the event of the liquidation, dissolution

or winding-up of the Bank, provided that

a Trigger Event has not
occurred as

contemplated under

the NVCC

Provisions applicable

to a

series of

Preferred Shares,

before
any amounts are

paid to or

any assets distributed

among the holders

of the common

shares or shares

of
any other

class of

the Bank

ranking junior

to the

Preferred

Shares, the

holder of

a Preferred

Share of

a
series will

be entitled

to receive,

to the

extent provided

for with

respect to

such

Preferred Shares

by the
conditions attaching to such series:

(i) an amount equal to

the amount paid up thereon;

(ii) such premium,
if any,

as has

been provided

for with

respect

to the

Preferred

Shares of

such

series;

and

(iii)

all unpaid
cumulative

dividends,

if

any,

on

such

Preferred

Shares

and,

in

the

case

of

non-cumulative

Preferred
Shares, all

declared and

unpaid non-cumulative

dividends. After

payment to

the holders

of the

Preferred
Shares of the amounts so payable

to them, they will not be

entitled to share in any further

distribution of the
property or assets of the Bank.
Limited Recourse Capital Notes

The Bank has issued limited

recourse capital notes (“LRCNs”) with recourse

limited to assets held in

a trust
consolidated by

the Bank

(the “Limited

Recourse Trust”).

The Limited

Recourse Trust’s

assets consist

of
Class A First Preferred Shares of the Bank, each series of which is issued concurrently with the applicable series

of

LRCNs

(the

“LRCN

Preferred

Shares”).

In

the

event

of

(i)

non-payment

of

interest

on

LRCNs
following any

interest payment

date, (ii)

non-payment

of the

redemption price

in case

of a

redemption of
the LRCNs,

(iii) non-payment

of principal

plus accrued

and unpaid

interest at

the maturity

of the

LRCNs,
(iv) an

event of

default on

the LRCNs,

or (v)

a Trigger

Event, the

recourse of

each LRCN

holder will

be
limited to that holder’s pro rata share of the Limited Recourse

Trust’s assets.
Voting Rights
The holders

of LRCNs

are not

entitled to

any voting

rights, nor

are they

entitled to

receive notice

of or

to
attend any meeting of the shareholders of the Bank.
Rights on Liquidation
The LRCNs,

by virtue

of the

recourse to

the LRCN

Preferred Shares,

include standard

NVCC Provisions
necessary for

them to

qualify as

Additional Tier

1 Capital

under OSFI’s

Capital

Adequacy Requirements
guideline. NVCC

Provisions

require the

conversion

of the

instrument

into a

variable number

of common
shares upon the occurrence

of a Trigger

Event. In such an event,

each LRCN Preferred Share

held in the
Limited Recourse Trust will automatically and immediately be converted into a variable number of common
shares which will be delivered to LRCN holders

in satisfaction of the principal amount of, and

accrued and
unpaid interest

on, the

LRCNs.

The number

of common

shares

issued will

be determined

based on

the
conversion formula set out in the

terms of the respective series of

LRCN Preferred Shares. The LRCNs are
compound instruments with

both equity and liability

features as payments

of interest and principal

in cash
are made

at the

Bank’s

discretion. Non

-payment

of interest

and principal

in cash

does not

constitute

an
event of default but will trigger the delivery of each series of LRCN Preferred Shares.

Perpetual Notes
The Bank has issued subordinated notes ("Perpetual

Notes") that are issued without a scheduled

maturity
or redemption date.

Interest on the Perpetual Notes is

due and payable only if

it is not cancelled. The

Bank
has the sole and absolute

discretion to cancel interest.

Such cancelled interest cannot

be claimed against
the Bank, will not constitute an

event of default and holders have

no rights to receive any additional

interest
or compensation

as a

result of

such cancellation.

In the

event of

non-payment of

interest in

full following
such payment date,

the Bank will

not (a) declare

dividends on the

common shares

or preferred shares

or
(b) subject

to certain

exceptions, redeem

any common

shares or

preferred shares,

in each case

until the
Bank pays interest in full on the Perpetual Notes.

Voting Rights
The holders of

Perpetual Notes are

not entitled to any

voting rights, nor

are they entitled

to receive notice
of or to attend any meeting of the shareholders of the

Bank.
Rights on Liquidation
The Perpetual Notes include standard NVCC

Provisions necessary for them to qualify

as Additional Tier 1
Capital under OSFI’s Capital

Adequacy Requirements guideline.

NVCC Provisions require the

conversion
of the instrument into

a variable number of

common shares upon the

occurrence of a Trigger Event.

In such
an event, each

Perpetual Note will

automatically and

immediately be converted

into a variable

number of
common shares which will be delivered to Perpetual Note holders in satisfaction of the principal amount of,
and accrued

and unpaid

interest on,

the Perpetual

Notes. The

number of

common shares

issued will

be
determined

based

on

the

conversion

formula

set

out

in

the

terms

of

the

respective

series

of

Perpetual
Notes. The Perpetual Notes are compound

instruments with both equity and liability

features as payments
of interest

and principal

in cash

are made at

the Bank’s

discretion.

Non-payment of

interest and

principal
does not constitute an event of default but the Bank’s failure to pay interest in full when due will impact the
Bank’s ability to pay

dividends on, or redeem,

its common shares and

preferred shares, as described under
“Perpetual Notes” above.
Constraints
There are no

constraints imposed

on the ownership

of securities of

a bank, including

the Bank, to

ensure
that a bank has

a required level of Canadian ownership.

However, the Bank Act contains restrictions on

the
issue, transfer, acquisition, beneficial ownership and voting of all shares of a bank. For example, no person
can be

a major

shareholder

of a

bank if

the bank

has equity

of $12

billion or

more. A

person is

a major
shareholder of a bank where:

(i)

the aggregate

of the

shares

of any

class of

voting

shares

beneficially

owned

by that

person,

by
entities controlled by

that person and

by any person

associated or acting

jointly or in

concert with
that person is more than 20% of the outstanding shares

of that class of voting shares; or

(ii)

the aggregate

of the shares

of any class

of non-voting

shares beneficially

owned by

that person,
by entities

controlled by

that person

and by

any person

associated or

acting jointly

or in

concert
with that person is more than 30% of the outstanding

shares of that class of non-voting shares.
No person can

have a significant

interest in any

class of shares

of a bank,

including the Bank,

unless the
person first receives the approval of the Minister of Finance

(Canada).
For purposes of the

Bank Act, a

person has a significant

interest in a class

of shares of a

bank where the
aggregate of any shares

of the class beneficially

owned by that person,

by entities controlled by

that person
and

by

any

person

associated

or

acting

jointly

or

in

concert

with

that

person

exceeds

10%

of

all

of

the
outstanding shares of that class of shares of such bank.
The Bank Act also

prohibits the registration of

a transfer or issue

of any share

of a bank to,

and the exercise
in person or by proxy of any voting rights attached to any share of a bank that is beneficially owned by, His
Majesty in right of Canada

or of a province or any

agent or agency of His

Majesty in either of those

rights,
or to the

government of

a foreign country

or any political

subdivision thereof,

or any agent

or agency of

a
foreign government.

Despite this

restriction, the

Minister of

Finance of

Canada may

approve the

issue of
shares of a bank, including the Bank, to an agent

that is an “eligible agent”, which is defined as an agent or agency of His

Majesty in right

of Canada or

of a province

or an agent

or agency of

a government of

a foreign
country

or any

political

subdivision

of a

foreign

country:

(i) whose

mandate

is publicly

available;

(ii)

that
controls the assets of

an investment fund in a

manner intended to maximize long-term risk-adjusted

returns
and His

Majesty in

right of

Canada or

of a

province or

an agent

or agency

of a

government of

a foreign
country or any political subdivision of

a foreign country contributes to the fund

or the fund is established to
provide

compensation,

hospitalization,

medical

care,

annuities,

pensions

or

similar

benefits

to

natural
persons; and (iii) whose decisions with respect to the assets of the fund referred to in (ii) are not influenced

in any significant way by His Majesty in right of Canada or of the province or the government of the foreign country

or

the

political

subdivision.

The

application

for

this

approval

would

be

made

jointly

by

a

bank,
including the Bank, and the eligible agent.
Ratings

Credit ratings

are important

to the

Bank’s borrowing

costs and

ability to

raise funds.

Rating downgrades
could potentially result

in higher

financing costs and

increased collateral pledging

requirements for the

Bank
and reduced access to capital

markets. Rating downgrades may

also affect the Bank’s

ability to enter into
normal

course

derivative

transactions.

The

Bank

regularly

reviews

the

level

of

increased

collateral

that
would be required

in the

event of rating

downgrades and

holds liquid

assets to

cover additional

collateral
required

in

the

event

of

certain

downgrades

in

the

Bank's

senior

long-term

credit

ratings.

Additional
information relating

to credit ratings

is provided

under the heading

“Liquidity Risk”

in the “Managing

Risk”
section

starting

on

page

87

of

the

2025

MD&A

and

under

the

heading

"Downgrade,

Suspension

or
Withdrawal of Ratings Assigned by Any Rating

Agency" in the "Risk Factors and Management"

section on
page 65 of the MD&A.
As at October 31, 2025, TD had the following solicited ratings from the rating agencies listed below:

Rating Rank*
Moody's Investor Service Legacy Senior Debt
1
Aa2 3 of 21

Senior Debt 2 A2 6 of 21

Short Term

Debt (Deposits)
P-1 1 of 4

Legacy

Subordinated

Debt

(non-
NVCC 3 )
A3 7 of 21

Tier 2 Subordinated Debt (NVCC
3
) A3 (hyb) 7 of 21

AT1 Perpetual Debt (NVCC 3 ) Baa2 (hyb) 9 of 21

Limited

Recourse

Capital

Notes
(NVCC 3 )
Baa2 (hyb) 9 of 21

Preferred Shares (NVCC 3 ) Baa2 (hyb) 9 of 21

Outlook Stable

Rating Rank*
Standard & Poor's Legacy Senior Debt
1
A+ 5 of 22

Senior Debt 2 A- 7 of 22

Short Term

Debt (Deposits)
A-1 2 of 8

Legacy

Subordinated

Debt

(non-
NVCC
3
)
A- 7 of 22

Tier 2 Subordinated Debt (NVCC
3
) BBB+ 8 of 22

AT1 Perpetual Debt (NVCC 3 ) BBB- 10 of 22

Limited

Recourse

Capital

Notes
(NVCC 3 )
BBB- 10 of 22

Preferred Shares (NVCC 3 ) BBB- 10 of 22

Outlook Stable

Rating Rank*
Fitch

Legacy Senior Debt 1 AA 3 of 23

Senior Debt 2 AA- 4 of 23

Short Term

Debt (Deposits)
F1+ 1 of 8

Legacy

Subordinated

Debt

(non-
NVCC 3 )
A 6 of 23

Tier 2 Subordinated Debt (NVCC 3 ) A 6 of 23

AT1 Perpetual Debt (NVCC 3 ) BBB+ 8 of 23

Limited

Recourse

Capital

Notes
(NVCC 3 )
BBB+ 8 of 23

Preferred Shares (NVCC 3 ) BBB+ 8 of 23

Outlook Negative

Rating Rank*
DBRS Morningstar
Legacy Senior Debt 1 AA 3 of 23

Senior Debt 2 AA (low) 4 of 23

Short Term

Debt (Deposits)
R-1 (high) 1 of 11

Legacy

Subordinated

Debt

(non-
NVCC 3 )
A (high) 5 of 23

Tier 2 Subordinated Debt (NVCC 3 ) A (low) 7 of 23

AT1 Perpetual Debt (NVCC 3 ) – –

Limited

Recourse

Capital

Notes
(NVCC
3
)
BBB (high) 8 of 23

Preferred Shares (NVCC 3 ) Pfd-2 5 of 17

Outlook
Stable
* Relative rank of each rating within the rating

agency's overall classification system.

Notes:

1.

Includes: (a) Senior

debt issued prior

to September 23,

2018; and (b)

Senior debt issued

on or after

September 23, 2018
which is excluded from the bank recapitalization

"bail-in" regime.

2.

Subject to conversion under the bank recapitalization

"bail-in" regime.
3.

Non-Viability Contingent Capital.
Credit ratings are not

recommendations to purchase,

sell or hold a

financial obligation in

as much as they
do not

comment

on market

price or

suitability for

a particular

investor.

Ratings are

subject to

revision or
withdrawal at

any time

by the

rating agency.

Credit ratings

and outlooks

provided by

the rating

agencies
reflect their views and are subject to change from time to time, based on a number of factors, including the
Bank’s

financial

strength,

capital

adequacy,

competitive

position,

asset

quality,

business

mix,

corporate
governance and risk management, the level and quality of our earnings and liquidity,

as well as factors not
entirely within the Bank’s

control, including the

methodologies used by

the rating agencies

and conditions
affecting the overall financial services industry.
As is common

practice, the Bank

has made payments

in the ordinary

course to the

rating agencies

listed
above in connection with the assignment of ratings on the securities of the Bank. In addition, the Bank has

made customary payments in

respect of certain other

services provided to

the Bank by

the applicable rating
agencies during the last two years.
A definition of the categories of each

rating as at October 31, 2025

has been obtained from the respective
rating agency’s

website and

is outlined

in Appendix

B, and

a more

detailed explanation

may be

obtained
from the applicable

rating agency.

We note

that the definition

of the ratings

categories for

the respective
rating agencies are provided

solely in order to

satisfy requirements of Canadian

law and do not

constitute
an endorsement by

the Bank of

the ratings categories

or of the

application by the

respective rating agencies
of their criteria and analyses.

MARKET FOR SECURITIES OF THE BANK
The

Bank’s

common

shares

are

listed

on

the

Toronto

Stock

Exchange

(TSX)

and

the

New

York

Stock
Exchange (NYSE) under the trading symbol "TD". Except for the Class A First Preferred Shares, Series 26
(NVCC), the Class A First Preferred Shares, Series 29 (NVCC), the Class A First Preferred Shares, Series
30 (NVCC),

the

Class

A First

Preferred

Shares,

Series

31 (NVCC),

the

Class

A

First

Preferred

Shares,
Series 32

(NVCC), the Class

A First

Preferred Shares, Series

33 (NVCC),

the Non-Cumulative 5-Year Fixed
Rate

Reset

Preferred

Shares,

Series

27,

and

the

Non-Cumulative

5-Year

Fixed

Rate

Reset

Preferred
Shares, Series 28 which are not listed on

an exchange, the Bank’s Preferred Shares are listed on the TSX.
Trading Price and Volume

Trading

price and

volume of

the Bank’s

outstanding securities

on the

TSX in

the past

year are

set out

in
the tables below:

COMMON SHARES
Nov.
2024
Dec.
2024
Jan.
2025
Feb.
2025
Mar.
2025
Apr.
2025
May
2025
Jun.
2025
Jul.
2025
Aug.
2025
Sept.
2025
Oct.
2025
High ($)
Low ($)

Vol.('000)
73.92
73.23
4,837
75.87
74.61
9,912
73.49
72.88
18,507
80.66
76.43
12,187
84.43
83.09
5,090
83.71
81.95
16,865
86.81
85.65
4,321
93.22
92.65
3,317
99.46
98.65
11,011
99.37
98.58
5,710
101.92
100.90
3,117
111.55
110.28
8,010

PREFERRED SHARES
Nov.
2024
Dec.
2024
Jan.
2025
Feb.
2025
Mar.
2025
Apr.
2025
May
2025
Jun.
2025
Jul.
2025
Aug.
2025
Sept.
2025
Oct.
2025
Series 1
High ($)

Low ($)
Vol.('000)
21.78
21.65
8
21.86
21.81
37
22.28
22.28
-
23.63
23.33
86
23.92
23.88
25
23.66
23.63
1
23.21
23.16
7
23.51
23.37
134
23.78
23.65
8
24.54
24.45
4
24.70
24.61
17
24.84
24.79
11
Series 5
High ($)

Low ($)
Vol.('000)
22.96
22.89
3
23.97
23.83
9
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
-
Series 7
High ($)

Low ($)
Vol.('000)
23.51
23.50
1
23.68
23.68
-
24.16
24.15
27
24.03
23.80
15
24.36
24.30
2
24.43
24.35
2
24.54
24.50
2
24.74
24.71
1
24.95
24.93
13
-
-
-
-
-
-
-
-
-
Series 9
High ($)

Low ($)
Vol.('000)
23.24
23.08
4
23.47
23.46
2
-
-
-
23.91
23.57
7
24.00
24.00
-
24.05
24.01
5
24.41
24.25
45
24.38
24.37
1
24.73
24.69
5
24.80
24.67
8
24.87
24.82
35
24.95
24.95
97
Series 16
High ($)

Low ($)
Vol.('000)
24.23
24.16
2
24.33
24.25
10
-
-
-
24.82
24.13
17
24.68
24.65
1
-
-
-
24.82
24.75
3
25.19
25.10
24
25.91
25.86
2
25.95
25.80
4
25.68
25.52
2
25.77
25.67
3
Series 18
High ($)

Low ($)
Vol.('000)
23.63
23.49
12
23.81
23.74
4
24.00
23.81
7
24.34
24.00
10
24.49
24.39
2
-
-
-
24.63
24.50
4
24.79
24.79
1
25.05
25.03
1
25.25
25.21
-
25.15
25.12
4
25.55
25.41
9
Prior Sales

In the

most recently

completed financial

year,

the Bank

issued the

following shares

that are

not listed

or
quoted on a marketplace:

Issue Price Number of Securities Issued Date of Issue
Class A First Preferred Shares,
Series 32 (NVCC)
$1,000 750,000
December

16,
2024
Class A First Preferred Shares,
Series 33 (NVCC)
US$1,000 750,000
September

19,
2025
The above preferred shares were

issued in connection with the issuance

of limited recourse capital notes.

For further

information on

the Bank's

issuance of

limited recourse capital

notes and

the associated preferred
shares, please see Note

19 of the Annual

Financial Statements for the

year ended October 31,

2025, which
notes are incorporated by reference in this AIF.
ESCROWED

SECURITIES

AND

SECURITIES

SUBJECT

TO

CONTRACTUAL

RESTRICTIONS

ON
TRANSFER

In

connection

with

each

issuance

of

LRCNs,

the

Bank

also

concurrently

issues

Preferred

Shares

(see
"Limited Resource Capital Notes" for additional information).

Each LRCN Preferred Share Series is held in
the Limited

Recourse Trust.

Pursuant to

the Amended

and Restated

Declaration of

Trust

for the

Limited
Recourse Trust and the share provisions for

each LRCN Preferred Share Series, the

Trustee of the Limited
Recourse Trust will only deliver

the LRCN Preferred Shares to holders of

LRCNs under certain prescribed
circumstances.

Securities Subject to Contractual Restriction on Transfer

as at October 31, 2025
Designation of Class
Number of Securities that

are Subject to
a Contractual Restriction on Transfer
1
Percentage of Class
Class A First Preferred
Shares, Series 26 (NVCC)
1,750,000 100%
Class A First Preferred
Shares, Series 29 (NVCC)
1,500,000 100%
Class A First Preferred
Shares, Series 30 (NVCC)
1,750,000 100%
Class A First Preferred
Shares, Series 31 (NVCC)
750,000 100%
Class A First Preferred
Shares, Series 32 (NVCC)
750,000 100%
Class A First Preferred
Shares, Series 33 (NVCC)
750,000 100%
1

The contractual restriction on transfer will remain in

place for so long as such shares are held

in the Limited Recourse Trust.
DIRECTORS AND EXECUTIVE OFFICERS
Directors and Board Committees of the Bank
The following

table sets

forth, as

at December

3, 2025,

the directors

of the

Bank,

their present

principal
occupation and business, municipality of residence and the

date each became a director of the Bank.
Director Name
Principal Occupation & Municipality of Residence
Director Since
Ayman Antoun
Corporate Director, and former

President, IBM Americas
Oakville, Ontario, Canada
April 2024
Ana Arsov
Corporate Director, and former

Global Co-Head of Financial
Institutions and Global Head of Private Credit, Moody’s

Ratings
Greenwich, CT,

USA
April 2025
Cherie L. Brant
Partner, Borden Ladner Gervais

LLP
Tyendinaga Mohawk Territory,

Ontario, Canada
August 2021
Raymond C. Chun
Group President and Chief Executive Officer

The Toronto

-Dominion Bank

Oakville, Ontario, Canada
November 2024
Elio R. Luongo
Corporate Director, and former

Chief Executive Officer and Senior Partner,
KPMG Canada
Burnaby, BC, Canada
April 2025

John B. MacIntyre
Board Chair, The Toronto

-Dominion Bank
Corporate Director, and

Partner Emeritus, Birch Hill Equity Partners
Toronto,

Ontario, Canada
August 2023
Keith G. Martell
Corporate Director, and former

President & Chief Executive Officer,
First Nations Bank of Canada
Eagle Ridge, Saskatchewan, Canada
August 2023
Nathalie M. Palladitcheff
Corporate Director, and former

Chief Executive Officer,

Ivanhoé Cambridge
Montreal, Quebec, Canada
April 2025
Frank J. Pearn
Corporate Director and Former Global Chief Compliance

Officer, JPMorgan
Chase & Co.

Naples, FL, USA
August 2025
S. Jane Rowe
Corporate Director, and former

Vice Chair, Investments,

Ontario Teachers'

Pension Plan Board
Toronto,

Ontario, Canada
April 2020
Nancy G. Tower
Corporate Director, and former

President & Chief Executive Officer,

Tampa

Electric Company
Halifax, Nova Scotia, Canada
June 2022
Ajay K. Virmani
Executive Chairman, Cargojet Inc.
Oakville, Ontario, Canada
August 2022
Mary A. Winston
Corporate Director, and former

public-company Chief Financial Officer
Charlotte, NC, USA
August 2022
Paul C. Wirth
Corporate Director, and former

Deputy Chief Financial Officer,

and Global
Controller and Chief Accounting Officer,

Morgan Stanley
New Vernon, NJ, USA
April 2025
Except as disclosed below,

all directors have had the same principal occupation for

the past five years.
Prior to commencing his

current role as Chief

Executive Officer on

February 1, 2025, Mr.

Chun was Chief
Operating Officer,

TD Bank

Group from

November 1,

2024 to

January 31,

2025, Group

Head, Canadian
Personal

Banking, TD

Bank Group

from December

11,

2023 to

October

31,

2024, Group

Head,

Wealth
Management and TD

Insurance, TD Bank

Group from January

1, 2022 to

December 10, 2023,

Executive
Vice

President,

Direct

Investing,

Business

Architecture

and

Delivery,

TD

Wealth

from

June

14,

2021

to
December 31, 2021, and Executive

Vice President, President and

CEO, TD Insurance from May 23,

2019
to June 13, 2021.

Ms. Arsov was the Managing Director of Moody's Investor

Service/Moody's Ratings until February 2025.
Mr.

MacIntyre was

a Partner

at Birch

Hill Equity

Partners prior

to December

1, 2024.

Mr.

MacIntyre has
also been a Director of Park Lawn Corporation since August 9,

2024.
Mr.

Martell

was

former

Director,

President

and

Chief

Executive

Officer

of First

Nations

Bank

of

Canada
prior to May 2023 and continued in an advisory role until July

30, 2023.

Mr. Luongo was the Chief

Executive Officer and Senior Partner of KPMG LLP

until September 2024.
Ms. Palladitcheff was the Chief Executive Officer

of Ivanhoe Cambridge until April 2024.
Mr.

Pearn was

Chief Compliance

Officer of

JP Morgan

Chase until

April 2023,

and was

a Consultant

for
Francis J. Pearn LLC until January 2025.
Ms. Rowe was Vice Chair,

Investments of the Ontario Teachers'

Pension Plan Board ("Ontario Teachers")
prior to August 1, 2023. Ms.

Rowe was Executive Managing Director

and head of the Equities

department
of Ontario Teachers'

prior to October 1, 2020.

Ms. Tower

was President and Chief Executive Officer

of Tampa

Electric Company prior to May 2021.
Mr. Wirth was Deputy Chief

Financial Officer of Morgan Stanley until December

2020.

Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for April 16,

2026. More detailed

information concerning

the nominees

proposed for election

as directors,
as well as those

not standing for re-election, will be

provided in the management proxy circular of

the Bank.
The following table sets

forth the Committees of

the Bank’s Board, the

members of each Committee

as at
December 3, 2025 and each Committee’s key responsibilities.

Committee Members Key Responsibilities
Corporate
Governance
Committee
Cherie L. Brant (Chair)
John B. MacIntyre
Nathalie M.
Palladitcheff
Nancy G. Tower
Mary A. Winston

Responsible for corporate governance of the Bank:

●

Identify

individuals

qualified

to

become

Board

members
and

recommend

to

the

Board

the

director

nominees

for
the next annual meeting of shareholders and recommend
candidates

to

fill

vacancies

on

the

Board

that

occur
between meetings of shareholders;
●

Develop and recommend

to the Board

a set of

corporate
governance

principles,

including

a

code

of

conduct

and
ethics, aimed at fostering a healthy governance culture at
the Bank;
●

Satisfy itself that the Bank communicates effectively, both
proactively and responsively,

with its shareholders,

other
interested parties and the public;
●

Oversee

the

Bank's

alignment

with

its

purpose

and

its
strategy,

performance

and

reporting

on

corporate
responsibility for sustainability matters;

●

Oversee subsidiary

governance for

the Bank

enterprise-
wide;
●

Provide oversight of enterprise

-wide conduct risk and

act
as the conduct review committee for the Bank and

certain
of

its

Canadian

subsidiaries

that

are

federally-regulated
financial institutions;
●

Oversee the establishment

and maintenance of

policies in
respect

of

the

Bank's

compliance

with

the

consumer
protection

provisions

of

the

Financial

Consumer
Protection Framework; and
●

Oversee the evaluation

of the

Board and its

Committees.

Human
Resources
Committee
Ayman Antoun (Chair)
John B. MacIntyre
Nathalie M.
Palladitcheff
Frank J. Pearn
Ajay K. Virmani

Responsible

for the

CEO’s

performance

evaluation,

and
CEO

and

senior

officer

compensation

and

succession
planning:

●

Discharge,

and

assist

the

Board

in

discharging,

the
responsibility of

the Board

relating to

leadership, human
capital management

and compensation,

as set

out in

its
charter;
●

Set

corporate

goals

and

objectives

for

the

CEO,

and
regularly measure

the CEO’s

performance against

these
goals and objectives;
●

Recommend compensation

for the CEO

to the Board

for
approval,

and

review

and

approve

compensation

for
certain senior officers;
●

Monitor the Bank's compensation strategy, plans, policies
and practices

for alignment

to the

Financial Stability Board
Principles

for

Sound

Compensation

Practices

and
Implementation

Standards,

including

the

appropriate
consideration of risk;
●

Oversee

a

robust

talent

planning

and

development
process, including review and approval of

the succession
plans for the senior

officer positions and

heads of control
functions;
●

Review and recommend

the CEO succession

plan to the
Board for approval;
●

Produce a report on

compensation, which is

published in
the

Bank’s

annual

proxy

circular,

and

review,

as
appropriate,

any

other

related

major

public

disclosures
concerning compensation; and
●

Oversee

the

strategy,

design

and

management

of

the
Bank's

employee

pension,

retirement

savings

and
benefit plans.
Risk
Committee
Keith G. Martell (Chair)
Ana Arsov
Cherie L. Brant
Elio R. Luongo
Frank J. Pearn
Paul C. Wirth

Overseeing management of the Bank's risk profile:

●

Approve

the

Enterprise

Risk

Framework

("ERF")

and
related

risk

category

frameworks

and

policies

that
establish the

appropriate approval levels

for decisions

and
other

measures

to

manage

risk

to

which

the

Bank

is
exposed;
●

Review

and

recommend

the

Bank’s

Enterprise

Risk
Appetite Statement

for approval

by the

Board and

oversee
the Bank’s risks as set out in the ERF;
●

Review the Bank’s

risk profile and

performance against its

Risk Appetite; and
●

Provide

a

forum

for

a

comprehensive

analysis

of

an
enterprise view of risk including

consideration of trends,
and current and emerging risks.

Audit
Committee
Nancy G. Tower*
(Chair)
Elio R. Luongo*
Nathalie M.
Palladitcheff*
S. Jane Rowe*
Mary A. Winston*
Paul C. Wirth*

Supervising

the

quality

and

integrity

of

the

Bank’s
financial reporting and compliance requirements:

●

Oversee reliable, accurate and

clear financial reporting to
shareholders;
●

Oversee

the

effectiveness

of internal

controls,

including
internal controls over financial reporting;
●

Recommend to

the Board

the external

auditor to

be put
forward

for

approval

by

the

shareholders

and

the
compensation and

terms

of engagement

of the

external
auditor for approval by the Board;
●

Oversee

the

work

of

the

external

auditor,

including
requiring

the

external

auditor

to

report

directly

to

the
Committee;
●

Review

reports

from

the

external

auditor,

chief

financial
officer,

chief

auditor,

chief

compliance

officer,

and

chief
anti-money

laundering

officer,

and

evaluate

the
effectiveness and independence of each;
●

Oversee the

establishment

and

maintenance

of policies
and

programs

reasonably

designed

to

achieve

and
maintain

the

Bank's

compliance

with

the

laws

and
regulations that apply to it; and
●

Act as the Audit Committee for certain subsidiaries of the
Bank that are federally regulated financial institutions.

Remediation
Committee
(Ad Hoc)
S. Jane Rowe (Chair)
Ana Arsov
Keith G. Martell
Frank J. Pearn
Nancy G. Tower
Overseeing the Bank's compliance with the
requirements of certain regulatory enforcement-related
orders and agreements, on an Enterprise-wide basis:
●

Receive regular reports from management detailing the
form and manner of all actions taken by the
management across the first, second, and third lines

of
defense, in response to the enforcement-related
requirements and commitments.
●

Review and assess whether the remediation teams have
sufficient financial and managerial resources,
processes, personnel, technology,

and control systems
to implement and sustain the remediation activities
necessary to address the enforcement-related
requirements.
●

Oversee and challenge, through management reports to
the Committee, the timely progress, implementation and
sustainability

of

required

remediation

activities,

as

well
as the transition to

business-as-usual from an enterprise
perspective,

including

oversight

of

the

sustainable
implementation

of

transformation

initiatives

and
improvements

in

each

applicable

business

and
corporate segment.
*Designated Audit Committee Financial Expert
Audit Committee

The Audit Committee

of the Board

of Directors

of the

Bank operates

under a

written charter

that sets

out
its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix
“C”. The Committee charter requires

all members to be financially

literate or be willing and

able to acquire

the necessary

knowledge quickly.

“Financially literate”

means the

ability to

read and

understand financial
statements

that

present

a

breadth

and

level

of

complexity

of

accounting

issues

that

are

generally
comparable to

the breadth

and complexity

of the issues

that can reasonably

be expected

to be raised

by
the Bank’s financial statements.
In addition,

the Committee

charter contains

independence

requirements applicable

to each

member and
each member currently meets those requirements. Specifically, the charter provides that no member of the
Committee may be

an officer or

retired officer

of the Bank and

every member shall

be independent of

the
Bank within the meaning

of all applicable laws,

rules and regulations, including those

particularly applicable
to audit committee

members and

any other

relevant consideration

as determined

by the

Board, including
the

Bank’s

Director

Independence

Policy

(a

copy

of

which

is

available

on

the

Bank’s

website

at
www.td.com ).
As

indicated

in

the

table

above,

the

members

of

the

Committee

are:

Nancy

G.

Tower

(Chair),

Elio

R.
Luongo, Nathalie M. Palladitcheff, S. Jane Rowe, Mary A.

Winston,

and Paul C. Wirth. The members of

the
Audit

Committee

bring

significant

skills

and

experience

to

their

responsibilities,

including

academic

and
professional

experience

in

accounting,

business

and

finance.

The

Board

has

determined

that

each

of
Messrs.

Luongo

and

Wirth,

and

Mses.

Palladitcheff,

Rowe,

Tower

and

Winston

has the

attributes

of

an
Audit Committee Financial Expert as

defined in the U.S. Sarbanes-Oxley

Act; all Committee members are
financially literate and independent

under the applicable listing

standards of the New

York Stock Exchange,
the Committee charter, the Bank’s

Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.
The following sets out the

education and experience of

each director relevant to the

performance of his or
her duties as a member of the Committee:

Elio R.

Luongo

is a

Corporate

Director.

He

is the

former

Chief

Executive Officer

and

Senior Partner

of
KPMG

Canada.

Mr.

Luongo

holds

a

Bachelor

of

Business

Administration,

Economics

and

an

honorary
Doctor

of

Laws

degree

from

Simon

Fraser

University

in

Burnaby,

British

Columbia.

He

is

a

Chartered
Professional Accountant and has been recognized

for his distinguished service as a Fellow of

the Institute
of Chartered

Professional Accountants. Mr. Luongo

is one

of the

Bank’s Audit Committee

Financial Experts.
Nathalie

M. Palladitcheff
is a

Corporate

Director.

She

is the

former

Chief

Executive

Officer

of Ivanhoé
Cambridge,

the

real

estate

subsidiary

of Caisse

de dépôt

et placement

du

Québec

(CDPQ),

and

was

a
member

of the

CDPQ

executive

and

investment

committees.

She

is a

member

of the

board

of Canada
Steamship Lines (CSL) (non-public company), Mission

Committee Chair of FREY,

and her previous board
memberships include Credit Agricole Corporate and Investment Bank from 2013 to 2015. Ms. Palladitcheff is a graduate of the Burgundy School of

Business and holds a Diplôme d’Études

Supérieures Comptables
et Financières (DESCF). Ms. Palladitcheff is one of

the Bank’s Audit Committee Financial Experts.
S. Jane Rowe
is a Corporate Director.

Ms. Rowe is the former Vice Chair,

Investments, Ontario Teachers
and

was

formerly

the

Executive

Managing

Director,

Equities,

Ontario

Teachers.

Prior

to

joining

Ontario
Teachers

in 2010,

Ms. Rowe

held several

senior

executive

management

roles at

Scotiabank

during her
tenure. Ms. Rowe

previously served

as Chair of

the Audit Committee

of Sierra Wireless.

Ms. Rowe holds
an

undergraduate

degree

in

commerce

from

the

Memorial

University

of

Newfoundland

and

a

Master’s
degree in business administration from the Schulich School of Business, York

University. Ms. Rowe

is one
of the Bank’s Audit Committee Financial Experts.
Nancy G.

Tower

is Chair

of the

Bank's Audit

Committee.

Ms. Tower

is a

Corporate Director.

She is

the
former President

and

Chief Executive

Officer

of Tampa

Electric Company,

which

is a

U.S.

subsidiary

of
Emera Inc. Ms. Tower

held a number of

senior roles at Emera

Inc. and its subsidiaries,

including as Chief
Corporate

Development

Officer,

Chief

Financial

Officer,

and

Chief

Executive

Officer

of

Emera
Newfoundland and Labrador.

Ms. Tower

also serves as a member of

the Audit Committee of AltaGas

Ltd.
Ms.

Tower

holds

a

Bachelor

of

Commerce

from

Dalhousie

University

in

Halifax,

Nova

Scotia

and

is

a
Chartered Professional

Accountant, a

Chartered Accountant,

and a

Fellow of

the Chartered

Professional
Accountants of Nova Scotia. Ms. Tower

is one of the Bank’s Audit Committee Financial

Experts.

Mary

A.

Winston

is

a

Corporate

Director

and

former

public-company

Chief

Financial

Officer

of

Family
Dollar Stores, Inc., Giant Eagle, Inc. and Scholastic Corp., and while serving as a board member, was also interim CEO of Bed Bath and Beyond Inc. Ms. Winston serves

as the Chair of the Audit Committees of TD
Group U.S. Holdings LLC, TD Bank U.S. Holding Company,

TD Bank, N.A., TD Bank USA, N.A.

She is the
Chair of

the Audit

Committee of

Chipotle Mexican

Grill Inc,

and sits

on the

board of

Northrup Grumman.
Ms. Winston previously served as the Chair of the Audit Committee of Dover Corp. from 2008 to 2018. Ms.
Winston

holds

a

Bachelor's

Degree

in

Accounting

from

the

University

of

Wisconsin,

an

MBA

from
Northwestern

University's

Kellogg

School

of

Management,

and

is

a

Certified

Public

Accountant.

Ms.
Winston is one of the Bank’s Audit Committee Financial

Experts.
Paul C.

Wirth

is a

Corporate Director. He is

the former Deputy

Chief Financial Officer, and

Global Controller
and Chief Accounting

Officer of

Morgan Stanley.

Prior to his

15-year career at

Morgan Stanley,

Mr. Wirth
also served as

National Managing

Partner — Banking

and Finance Practice

for Deloitte &

Touche

LLP in
the U.S. He holds

a Bachelor of Science in

Accounting from St. John’s University in

Queens, New York and
is a Certified Public Accountant. Mr.

Wirth is one of the Bank’s Audit Committee Financial

Experts.
Additional Information Regarding the Audit Committee

and External Auditor

The Audit

Committee oversees the

financial reporting process

at the

Bank, including

the work

of the

external
auditor, currently Ernst & Young LLP (“EY”). EY is responsible for planning and carrying out, in accordance with professional standards,

an audit of

the Bank's annual

financial statements

and reviews of

the Bank's
quarterly financial statements.
The Audit

Committee is

responsible for

the annual

recommendation

of the

appointment and

oversight of
the

external

auditor.

The

Audit

Committee

assesses

the

performance

and

qualification

of

the

external
auditor

and

submits

its

recommendation

for

appointment,

or

reappointment,

to

the

Board

for
recommendation to the shareholders. The external

auditor is then appointed by

the shareholders, who vote
on this matter at the Annual General Meeting.
At least annually, the Audit Committee evaluates the performance, qualifications, skills, resources (amount
and

type),

and

independence

of

the

external

auditor,

including

the

lead

partner,

in

order

to

support

the
Board in reaching

its recommendation

to appoint

the external auditor.

This annual

evaluation includes

an
assessment

of

audit

quality

and

service

considerations

such

as:

auditor

independence,

objectivity

and
professional

skepticism;

quality

of

the

engagement

team;

monitoring

of

the

partner

rotation

timing;

and
quality

of

the

communication

and

service

provided

by

the

external

auditor.

In

the

evaluation,

the

Audit
Committee considers

the nature

and extent

of communications

received from

the external

auditor during
the year, the responses

from management and the Audit

Committee to an annual questionnaire regarding
the performance of, and interactions with, the external auditor.
EY was

appointed

as the

external

auditor

for

the

year

ended October

31,

2025, in

accordance

with

the
Bank Act and the recommendation

by the Audit Committee and

has been the Bank’s

sole external auditor
beginning with the year ended October 31, 2006. Prior to 2006,

EY acted as joint auditors of the Bank.

Executive Officers of the Bank

As at December 3, 2025, the following individuals are executive officers of the Bank:

Executive Officer Principal Occupation
Municipality of
Residence
Ajai K. Bambawale
Group Head and Chief Risk Officer,

TD Bank Group
Toronto,

Ontario,
Canada
Melanie Burns Senior Executive Vice President and Chief Human
Resources Officer
Toronto,

Ontario,
Canada
Raymond Chun
Group President and Chief Executive Officer,

TD
Bank Group
Oakville, Ontario,
Canada
Paul Clark Senior Executive Vice President, Wealth
Management
Toronto,

Ontario,
Canada
Simon Fish Senior Executive Vice President and General
Counsel
Toronto,

Ontario,
Canada
Barbara Hooper Group Head, Canadian Business Banking, TD Bank
Group
Etobicoke,
Ontario, Canada
Sona Mehta Group Head, Canadian Personal Banking, TD Bank
Group
Brampton,
Ontario, Canada
Michelle Myers Senior Vice President and Chief Auditor
Toronto,

Ontario,
Canada
Leovigildo Salom Group Head US Retail, TD Bank Group and
President and CEO, TD Bank, America's Most
Convenient Bank®
Miami, Florida,
U.S.A.
Vlad Shpilsky Senior Executive Vice President, Global Technology
and Solutions
Short Hills, New
Jersey, U.S.A.
Taylan

Turan
Senior Executive Vice President and Chief
Operating Officer
Toronto,

Ontario,
Canada
Kelvin Tran
Group Head and Chief Financial Officer,

TD Bank
Group
Markham,
Ontario, Canada
Tim Wiggan Group Head, Wholesale Banking, TD Bank Group
and President and CEO of TD Securities
Toronto,

Ontario,
Canada
Except as disclosed

below,

all executive officers

have had the

same principal occupation

for the past

five
years.
Prior to commencing

his current role

as Group Head

and Chief Risk

Officer,

TD Bank Group

on February
1, 2018, Mr. Bambawale

was Executive Vice President, TD

Bank Group, and Chief Risk Officer,

TD Bank,
America's Most Convenient Bank® from September 18,

2014 to January 31, 2018.

Prior to commencing her current

role as Executive Vice

President and Chief Human Resources

Officer on
May 1,

2024, Ms.

Burns was

Executive Vice

President and

Deputy Chief

Human Resources

Officer from
June 5, 2023 to April

30, 2024, and Senior Vice

President, Human Resources, Talent

from June 13, 2011
to June 4, 2023.
Prior to commencing his current role as Group President and Chief Executive Officer

,

TD Bank Group , Mr
Chun was

the Chief

Operating Officer,

TD Bank

Group from

November 1,

2024 to

February 1,

2025, Mr.
Chun was Group Head, Canadian Personal Banking, TD Bank Group from December 11,

2023 to October
31, 2024, Group

Head, Wealth

Management and TD

Insurance, TD

Bank Group from

January 1, 2022

to
December 10,

2023, Executive

Vice

President, Direct

Investing,

Business Architecture

and Delivery,

TD
Wealth from June 14, 2021 to December 31,

2021, and Executive Vice President, President

and CEO, TD
Insurance from May 23, 2019 to June 13, 2021.

Prior

to

commencing

his

current

role

as

Senior

Executive

Vice

President,

Wealth

Management

on
November 1, 2024, Mr. Clark was Executive Vice President, Wealth Advice from June 14, 2021 to October
31, 2024, and Executive Vice President, Direct Investing,

TD Wealth from July 1, 2019 to June 13,

2021.

Mr. Fish

joined TD

Bank Group

on September

15, 2025

as Senior Executive

Vice President

and General
Counsel.

Previously, Mr. Fish served as

a Board

member of

SSR Mining

Inc. from

2023 to

2025, as

General
Counsel

Emeritus

&

Chair,

BMO

Climate

Institute

of

BMO

Financial

Group

from

2021

to

2023,

and

as
Executive-Vice President and General Counsel

of BMO Financial Group from 2008 to 2021.
Prior to

commencing

her current

role

as Group

Head,

Canadian

Business Banking,

TD Bank

Group, on
May

1,

2023,

Ms.

Hooper

was

Senior

Executive

Vice

President,

Treasury

and

Enterprise

Strategy

from
September 1, 2021 to April 30, 2023, and Executive Vice President, Treasury and Corporate Development
from January 23, 2017 to August 31, 2021.

Prior to commencing her current role as

Group

Head,

Canadian

Personal

Banking,

TD

Bank

Group

on
November

1,

2024,

Ms.

Mehta

was

Executive

Vice

President,

Real

Estate

Secured

Lending,

Everyday
Banking, Savings

and Investing, Canadian

Personal Banking from

November 20, 2023

to October 31,

2024,
Senior Vice President, Everyday Banking, Savings and Investing from May 9, 2022 to November 19, 2023,
Senior Vice President, Claims, Fraud,

Litigation and Vendor Management, TD Insurance from

February 10,
2020 to May 8, 2022, and Vice President, Risk Management from September 5, 2017 to February 9, 2020.

Prior to

starting

her

current

role

as

Senior

Vice

President

and

Chief

Auditor

on

December

9,

2024,

Ms.
Myers

was

the

Senior

Vice

President,

Controller

and

Chief

Accountant

from

December

1,

2023

to
December 8, 2024, and

Vice President, Finance,

and Deputy to the

Controller and Chief Accountant

from
September 1, 2022 to November 30, 2023.
Prior to commencing

his current role

as Group Head

US Retail,

TD Bank Group

and President and

CEO,
America's Most Convenient

Bank, on January 1,

2022, Mr.

Salom was Group Head,

Wealth Management
and TD Insurance, TD Bank Group from November 1,

2017 to December 31, 2021.
Prior to commencing his current role as

Senior Executive Vice President, Global Technology and Solutions
on January 31, 2025, Mr. Shpilsky was the Executive Vice President and

US Chief Information Officer from
October 28, 2024 to January 30, 2025.
Prior to commencing his

current role as

Group Head and Chief

Financial Officer on March

2, 2023, Mr. Tran
was Senior Executive Vice

President and Chief Financial

Officer from September 1, 2021

to March 1, 2023,
Executive

Vice

President,

Enterprise

Finance

from

May

27,

2021

until

August

31,

2021,

Senior

Vice
President, TD Bank Group

and Chief Financial Officer,

TD Bank, America's Most

Convenient Bank® from
August 1, 2019 to May 26, 2021.

Mr.

Turan

joined TD

Bank Group

on September

29, 2025

as Senior

Executive Vice

President and

Chief
Operating Officer.

Prior to starting his current role, Mr.

Turan held several roles

at HSBC. He was Head of
Integration, International Wealth

and Premier Banking from

January 2025 to July

31, 2025.

He was Chief
Executive

Officer,

Retail

Banking,

Wealth

and

Personal

Banking

from

April

2024

to

January

2025,

and
Group General Manager

of Global Head

of Retail Banking

and Strategy from

September 2020 to

May 2024.

Prior to

commencing his

current role

as Group

Head, Wholesale

Banking and

President and

CEO of

TD
Securities on

November 1,

2024, Mr.

Wiggan was

Group Head,

Wealth Management

and Insurance,

TD
Bank Group from December

11, 2023

to October 31, 2024,

Executive Vice

President, Vice Chair

and Co-
Head of Global

Investment Banking, TD

Securities from March

1, 2023 to

December 10,

2023, Executive
Vice President,

Vice Chair

and Co-Head

Global Markets,

TD Securities

from March

3, 2022

to February
28, 2023, Senior Vice President, Executive Managing Director

and Co-Head Global Markets, TD Securities
from January

2, 2022

to March 2,

2022, and

Senior Vice President

and Executive Managing

Director, Global
Equities and Commodities from November 1, 2016 to January

1, 2022.

Shareholdings of Directors and Executive Officers

To

the knowledge of the Bank, as

at October 31, 2025, the directors

and executive officers of the

Bank as
a

group

beneficially

owned,

directly

or

indirectly,

or

exercised

control

or

direction

over

an

aggregate

of
440,167

of

the

Bank’s

common

shares,

representing

approximately

0.03

%

of

the

Bank’s

issued

and
outstanding common shares on that date.
Additional Disclosure for Directors and Executive

Officers
To

the best of our

knowledge, having made

due inquiry,

the Bank confirms that,

as at December

3, 2025,
except as set out below:
(i)

no director or executive officer of

the Bank is, or was within the last

ten years, a director or officer

of
a company (including the Bank) that:
(a)

was subject to

an order (including

a cease trade

order or an

order similar to

a cease trade

or
an order

that denied the

relevant company access

to any

exemption under

securities legislation
for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director,

chief executive officer or chief financial

officer;
(b)

was subject

to an order

that was

issued after

the director

or executive

officer ceased

to be a
director, chief

executive officer

or chief financial officer

and which resulted

from an event

that
occurred while that

person was acting

in the capacity

as director, chief executive officer

or chief
financial officer; or
(c)

within a year of the person ceasing to act in that capacity,

became bankrupt, made a proposal
under any

legislation relating

to bankruptcy

or insolvency

or was

subject to

or instituted

any
proceedings, arrangement

or compromise

with creditors

or had a

receiver,

receiver manager
or trustee appointed to hold its assets.
(ii)

in

the

last

ten

years,

no

director

or

executive

officer

of

the

Bank

has

become

bankrupt,

made

a
proposal under any legislation relating

to bankruptcy or insolvency, or become subject to or

instituted
any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and
(iii)

no director or

executive officer

of the Bank has

been subject to

any penalties or

sanctions imposed
by a court

relating to securities

legislation or by

a securities regulatory

authority or has

entered into
a

settlement

agreement

with

a

securities

regulatory

authority

or

has

been

subject

to

any

other
penalties or

sanctions imposed

by a

court or

regulatory body

that would

likely be

considered important
to a reasonable investor in making an investment decision.
From August 2008 to January 2017, Mr. MacIntyre was a director of 2180811 Ontario Limited ("2180811"), the sole general partner

of RHB Group LP

("RHB"). On January 17, 2017,

RHB and 2180811 were deemed
to have

filed an

assignment of

bankruptcy under

the Bankruptcy

and Insolvency

Act (Canada).

RHB and
2180811 were majority

owned by Birch Hill Equity Partners, where Mr.

MacIntyre is ‘Partner Emeritus’.

Pre-Approval Policies and External Auditor Service

Fees

The Bank’s

Audit Committee

has implemented

a policy

restricting the services

that may

be performed

by
the external auditor.

The policy provides detailed guidance

to management as to the specific

services that
are eligible for Audit Committee pre-approval. By law, the external auditor may not provide certain services to the Bank or its subsidiaries.

The types of services

to be performed by

the external auditor,

together with the maximum

amount of fees
that may be paid for such services, must be

annually pre-approved by the Audit Committee pursuant to the policy.

The policy also

provides that the

Audit Committee will,

on a quarterly

basis, receive a

year-to-date
report

of

fees

paid

or

payable

to

the

external

auditor

for

services

performed,

as

well

as

details

of

any
proposed

engagements

for

consideration

and,

if

necessary,

pre-approval

by

the

Audit

Committee.

In
making

its

determination

regarding

the

services

to

be

performed

by

the

external

auditor,

the

Audit
Committee considers compliance with

applicable legal and regulatory

requirements and guidance, and

with
the policy,

as well as whether

the provision of the

services could negatively impact

auditor independence.
This includes considering whether the

provision of the services

would place the auditor

in a position to

audit
its own work, place

the auditor in an

advocacy role on

behalf of the Bank,

or result in the

auditor acting in
the role of the Bank’s management.
Fees paid to

EY,

the Bank’s

current external auditor,

by category of

fees for services

provided during

the
two most recently completed fiscal years are detailed

in the table below.

Fees paid to Ernst & Young

LLP
(thousands of Canadian dollars)
2025

2024

Audit Fees 1 $49,026

$47,280 2
Audit-related Fees 3 5,741

3,893
Tax

Fees
4
667

815
All Other Fees 5 777

25
Total Bank and Subsidiaries $56,211

$52,013 2
Investment Funds 6

– Public Funds 2,649

2,849
– Private Funds 4,693

3,571
Total Investment

Funds
$7,342

$6,420
Total Fees $63,553

$58,433
2
Notes:
1.

Audit fees are fees

for the professional

services in connection

with the audit

of the Bank’s financial

statements including the

audit
of

internal control

over financial

reporting, the

audit of

its subsidiaries,

and other

services that

are normally

provided by

the
external auditor in connection with statutory and

regulatory filings or engagements.

2.

Audit fees were adjusted to reflect final cost of audit

services performed during fiscal 2024.
3.

Audit-related fees are

fees for assurance

and related services

that are performed

by the external

auditor. These services include:
employee benefit plan audits;

audit of charitable organizations; audit

services for certain special

purpose entities administered
by the Bank;

accounting and

tax consultation

in connection

with mergers,

acquisitions, divestitures

and restructurings;

application
and

general

controls

reviews;

interpretation

of

accounting,

tax

and

reporting

standards;

assurance

services

or

specified
procedures

that

are

not

statutory

audits;

reports

on

control

procedures

at

a

service

organization;

translation

of

financial
statements and reports in connection with the audit

or review; and information technology advisory

services.

4.

Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax

knowledge publications;

income and

commodity tax

compliance and

advisory services;

and transfer

pricing
services and customs and duties issues.

5.

All

other fees

include fees

for benchmark

studies; regulatory

advisory services;

and performance

and process

improvement
services.

6.

Includes fees for professional services

provided by EY for certain

investment funds managed by subsidiaries of

the Bank. The
fees mainly relate to audit

services; $421 thousand (2024 –

$566 thousand) relates to

tax and other services.

In addition to other
administrative costs, the

subsidiaries are responsible

for the auditors' fees

for professional services

rendered in connections

with
the annual audits, statutory and

regulatory filings, and other

services for the investment

funds, in return for a fixed

administration
fee. For certain funds, these fees are paid directly

by the funds.

LEGAL PROCEEDINGS AND REGULATORY

ACTIONS

A description

of material

legal proceedings

and regulatory

matters to

which the

Bank is

a party

is set out
under the

heading “Legal

and Regulatory

Matters” in

Note 25

of the

Annual Financial

Statements for

the
year ended October 31, 2025, which note is incorporated by

reference in this AIF.
From time to

time, in the

ordinary course of

business, the

Bank and its

subsidiaries are

assessed fees

or
fines

by

securities

regulatory

authorities
1

in

relation

to

administrative

matters,

including

late

filings

or
reporting, which may be considered penalties

or sanctions pursuant to securities legislation,

but which are
not,

individually

or in

the

aggregate,

material

to

the

Bank.

In

addition,

the

Bank

and

its subsidiaries

are
subject to numerous regulatory authorities around the world, and fees, administrative penalties, settlement agreements and sanctions may be categorized differently

by each regulator.

1
National

Instrument

14-101

defines

“securities

regulatory

authority”

as

Canadian

provincial

and

territorial

securities

regulatory
authorities and “securities legislation” as Canadian provincial and territorial securities legislation.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL

TRANSACTIONS

To

the best of our knowledge,

the Bank confirms that, as

at December 3, 2025, there

were no directors or
executive officers

of the

Bank, nor

any associate

or affiliate

of a

director or

executive officer

of the

Bank,
with a material interest in any transaction

within the three most recently completed financial years or

during
the current

financial year that

has materially affected

or is

reasonably expected to

materially affect the

Bank.
TRANSFER AGENTS AND REGISTRARS

Transfer Agent
TSX Trust Company
301-100 Adelaide Street West,

Toronto,

ON M5H 4H1
Telephone:

416-682-3860 or toll-free at 1-800-387-0825 (Canada and U.S. only)
Fax:

1-888-249-6189
Email:

shareholderinquiries@tmx.com

Website:

www.tsxtrust.com

Co-transfer Agent and Registrar

Computershare
P.O.

Box 43006
Providence, RI 02940-3006
or
150 Royall Street
Canton, MA 02021
Telephone:

1-866-233-4836
TDD for hearing impaired:

1-800-231-5469
Shareholders outside of U.S.:

201-680-6578
TDD shareholders outside of U.S.:

201-680-6610
Email: web.queries@computershare.com

Website:

www.computershare.com/investor

INTERESTS OF EXPERTS

The

Consolidated

Financial

Statements

of

the

Bank

for

the

year

ended

October

31,

2025

filed

under
National

Instrument

51-102

–

Continuous

Disclosure

Obligations,

portions

of

which

are

incorporated

by
reference

in

this

AIF,

have

been

audited

by

Ernst

&

Young

LLP,

Chartered

Professional

Accountants,
Licensed Public

Accountants, Toronto,

Ontario. Ernst

& Young

LLP is

the external

auditor who

prepared
the

Report

of

Independent

Registered

Public

Accounting

Firm

–

Opinion

on

the

Consolidated

Financial

Statements, and

Report of

Independent Registered

Public Accounting

Firm –

Opinion on

Internal Control
over Financial Reporting. Ernst & Young

LLP is independent with respect to the Bank

within the context of
the

CPA

Code

of

Professional

Conduct

of

the

Chartered

Professional

Accountants

of

Ontario.

Ernst

&
Young

LLP is also

independent with respect

to the Bank

within the meaning

of the U.S.

federal securities
laws and

the

applicable

rules

and regulations

thereunder

adopted by

the

U.S.

Securities

and Exchange
Commission and the Public Company Accounting Oversight

Board.
ADDITIONAL INFORMATION

Additional information concerning

the Bank

may be

found on

SEDAR+

at www.sedarplus.ca and

on EDGAR
at www.sec.gov.
Additional information,

including directors’

and officers’

remuneration and

indebtedness, principal

holders
of the Bank’s

securities and

options to purchase

securities, in

each case

if applicable,

is contained

in the
Bank’s

management

proxy

circular

for

its most

recent

annual

meeting

of

shareholders

that

involved

the
election

of

directors.

Additional

financial

information

is

provided

in

the

Bank’s

comparative

financial
statements and

management’s discussion and analysis

for its

most recently

completed financial year, which
at the date hereof was the year ended October 31, 2025.
Under certain Canadian

bank resolution powers

that came into effect

on September 23,

2018 (the "bail-in
regime"), the Canada Deposit

Insurance Corporation (“CDIC”) may,

in circumstances where the Bank

has
ceased, or is about to cease, to be viable, assume temporary control or ownership of the Bank and may be
granted broad powers

by one or more orders

of the Governor in

Council (Canada), including

the power to
sell or

dispose of

all or

a part

of the assets

of the Bank,

and the power

to carry

out or

cause the

Bank to
carry out a transaction or a series of transactions the purpose of which is to restructure the business of the
Bank. The expressed objectives of the bail-in regime

include reducing government and taxpayer exposure
in the unlikely

event of a

failure of a

bank designated by

OSFI as a

domestic systemically important

bank
("D-SIB"), reducing the likelihood of such a failure by increasing market discipline and reinforcing that bank shareholders and creditors are

responsible for the D-SIBs’

risks and not

taxpayers, and preserving financial
stability by

empowering the

CDIC to

quickly restore

a failed D-SIB

to viability

and allow it

to remain

open
and operating, even where the D-SIB has experienced severe losses.

For a description of Canadian bank
resolution powers

and the

consequent risk

factors attaching

to certain

liabilities of

the Bank,

reference is
made

to
https://www.td.com/investor-relations/ir-homepage/regulatory

-disclosures/main-features-of-
capital-instruments/main-features-of-capital-instruments.jsp .

Appendix “A”
Intercorporate Relationships
The following is a list of the directly or indirectly

held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES 1
(millions of Canadian dollars)
October 31, 2025
North America
Address of Head

or
Principal Office 2
Carrying value

of
shares owned by
the Bank 3
Meloche Monnex Inc.
Security National

Insurance Company

Primmum Insurance Company
TD Direct Insurance Inc.
TD General Insurance

Company
TD Home and Auto

Insurance Company
Montreal, Québec
Montreal, Québec
Toronto, Ontario
Toronto, Ontario
Toronto, Ontario
Toronto, Ontario
$ 3,202
TD Wealth

Holdings Canada

Limited

TD Asset Management Inc.
Toronto, Ontario
Toronto, Ontario
12,683
GMI Servicing Inc. Winnipeg, Manitoba
TD Waterhouse Private Investment

Counsel Inc.
Toronto, Ontario
TD Waterhouse Canada

Inc.
Toronto, Ontario
TD Auto Finance (Canada)

Inc.
Toronto, Ontario 4,542
TD Group US Holdings LLC
Toronto Dominion Holdings (U.S.A.), Inc.

Cowen Inc.
Cowen Structured Holdings LLC

Cowen Structured Holdings Inc.

TD Arranged Services LLC
RCG LV Pearl, LLC
Cowen Financial Products LLC

Cowen Holdings, Inc.
Cowen CV Acquisition LLC

Cowen Execution Holdco LLC
Westminster Research Associates LLC

RCG Insurance Company
TD Prime Services LLC

TD Financial Products LLC

TD Securities (USA) LLC
Toronto Dominion (Texas)

LLC

Toronto Dominion (New York) LLC

Toronto Dominion Investments LLC

TD Bank US Holding Company

Epoch Investment Partners, Inc.
TD Bank USA, National Association

TD Bank, National Association
TD Equipment Finance, Inc.

TD Private Client Wealth LLC TD Public Finance

LLC
TD Wealth Management Services Inc.
Wilmington, Delaware

New York,
New York New York, New York
New York, New York New York,
New York New York, New York
New York, New York New York,
New York New York, New York
New York, New York New York,
New York New York, New York
New York, New York New York,
New York Chicago, Illinois
New York, New York New York,
New York New York, New York
New York, New York Cherry Hill,
New Jersey New York, New York
Cherry Hill,

New Jersey Cherry

Hill,
New Jersey Mt.

Laurel, New Jersey
New York, New York New York,
New York
Mt. Laurel, New Jersey
75,699
TD Investment Services Inc. Toronto, Ontario 68
TD Life Insurance

Company
Toronto, Ontario 180
TD Mortgage Corporation Toronto, Ontario 14,052
TD Pacific Mortgage Corporation Vancouver, British Columbia
The Canada Trust Company Toronto, Ontario
TD Securities Inc. Toronto, Ontario 3,589
TD Vermillion Holdings Limited
TD Reinsurance (Barbados)

Inc.
Toronto, Ontario
St. James, Barbados
24,279
International
Ramius Enterprise

Luxembourg Holdco

S.à.r.l.
Luxembourg, Luxembourg 49
Cowen Reinsurance

S.A.
Luxembourg, Luxembourg
TD Ireland Unlimited

Company
TD Global Finance

Unlimited Company
Dublin, Ireland Dublin,

Ireland
2,973
TD Securities (Japan)

Co. Ltd.
Tokyo, Japan 12
Toronto Dominion Australia Limited Sydney, Australia 107
TD Bank Europe Limited London, England 1,420
Toronto Dominion International

Pte. Ltd. TD Execution

Services
Limited
Singapore, Singapore

London,
England
10,701
Toronto Dominion (South East Asia) Limited Singapore, Singapore 1,813

1

Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity

and/or 100% of
any issued and outstanding voting securities

and non-voting securities of the entities listed.
2

Each subsidiary is incorporated or organized

in the country in which its head or principal

office is located.
3

Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the Bank Act (Canada).
Intercompany transactions may be included

herein which are eliminated for consolidated

financial reporting purposes.

Appendix "B"
Description of Ratings
Description of ratings, as disclosed by Moody's Investors

Service on its public website
Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of
the

relative

credit

risks

of

financial

obligations

issued

by

non-financial

corporates,

financial

institutions,
structured finance vehicles, project finance

vehicles, and public sector entities.

Moody’s defines credit risk
as

the

risk

that

an

entity

may

not

meet

its

contractual

financial

obligations

as

they

come

due

and

any
estimated

financial

loss

in

the

event

of

default

or

impairment.

The

contractual

financial

obligations
addressed by

Moody’s

ratings are

those that

call for,

without regard

to enforceability,

the payment

of an
ascertainable

amount,

which

may

vary

based

upon

standard

sources

of

variation

(e.g.,

floating

interest
rates), by

an ascertainable

date. Moody’s

rating addresses

the issuer’s

ability to

obtain cash

sufficient to
service the obligation, and its willingness to pay.

Moody’s ratings do not address non- standard sources of
variation in the amount of

the principal obligation (e.g., equity indexed), absent an

express statement to the
contrary in

a press

release accompanying

an initial

rating.

Long-term ratings

are assigned

to issuers

or
obligations with an original maturity of eleven months or more and reflect both on the likelihood of a default
or impairment

on contractual

financial obligations

and the

expected financial

loss suffered

in the

event of
default or

impairment.

Short-term ratings

are assigned

to obligations

with an

original

maturity of

thirteen
months

or

less

and

reflect

both

on

the

likelihood

of

a

default

or

impairment

on

contractual

financial
obligations and the expected

financial loss suffered

in the event of default

or impairment.

Moody’s issues
ratings

at

the

issuer

level

and

instrument

level

on

both

the

long-term

scale

and

the

short-term

scale.
Typically,

ratings

are

made

publicly

available

although

private

and

unpublished

ratings

may

also

be
assigned.

Moody’s

differentiates

structured

finance

ratings

from

fundamental

ratings

(i.e.,

ratings

on

nonfinancial
corporate, financial institution, and public

sector entities) on the global long-term

scale by adding (sf) to all
structured

finance

ratings.

The

addition

of

(sf)

to

structured

finance

ratings

should

eliminate

any
presumption that such ratings and fundamental ratings at

the same letter grade level will behave

the same.
The (sf)

indicator for

structured finance

security ratings

indicates that

otherwise similarly

rated structured
finance

and

fundamental

securities

may

have

different

risk

characteristics.

Through

its

current
methodologies, however, Moody’s aspires to

achieve broad expected

equivalence in structured

finance and
fundamental rating performance

when measured over a long period of time.
Moody’s assigns ratings

to long-term and

short-term financial obligations.

Long-term ratings are

assigned
to issuers or

obligations with an

original maturity of eleven

months or more and

reflect both on the

likelihood
of a

default on

contractually

promised payments

and the

expected financial

loss suffered

in the

event of
default. Short-term

ratings are

assigned to

obligations with

an original

maturity of

thirteen months

or less
and reflect

both on

the likelihood

of a

default on

contractually promised payments

and the

expected financial
loss suffered in

the event of

default. Moody’s appends

numerical modifiers 1,

2, and 3

to each generic

rating
classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its

generic

rating

category;

the

modifier

2

indicates

a

mid-range

ranking;

and

the

modifier

3

indicates

a
ranking in the

lower end of

that generic

rating category.

Additionally,

a '(hyb)'

indicator is

appended to

all
ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.
A global long-term rating of

'Aa' reflects obligations that are

judged to be of high quality

and are subject to
very low credit

risk.

Obligations rated 'A'

are judged to

be upper-medium grade

and are subject

to low credit
risk.

Obligations rated

'Baa' are

judged to

be medium

-grade and

subject to

moderate credit

risk and

as
such may possess certain speculative characteristics.

Global short-term ratings of 'P-1' (Prime-1) reflect a
superior ability to repay short-term obligations.
A Moody’s

rating outlook

is an

opinion regarding

the likely

rating direction

over the

medium term.

Rating
outlooks fall into

four categories: 'Positive' (POS),

'Negative' (NEG), 'Stable' (STA), and 'Developing'

(DEV).
Outlooks may be assigned at

the issuer level or at the

rating level. Where there is

an outlook at the issuer

level and the issuer has multiple ratings with differing outlooks, an “(m)” modifier to indicate multiple will be displayed

and

Moody’s

press

releases

will

describe

and

provide

the

rationale

for

these

differences.

A
designation of

'RUR' (Rating(s)

Under Review)

is typically

used when

an issuer

has one

or more

ratings
under

review,

which

overrides

the

outlook

designation.

A

designation

of

'RWR'

(Rating(s)

Withdrawn)
indicates

that

an

issuer

has

no active

ratings

to which

an

outlook

is

applicable.

Rating

outlooks

are

not
assigned to all rated entities. In some cases, this will be

indicated by the display 'NOO' (No Outlook).
A 'Stable' outlook indicates

a low likelihood

of a rating change

over the medium term.

A 'Negative', 'Positive'
or

'Developing'

outlook

indicates

a

higher

likelihood

of

a

rating

change

over

the

medium

term.

A

rating
committee that

assigns an

outlook of 'Stable',

'Negative', 'Positive',

or 'Developing'

to an

issuer’s rating

is
also indicating its belief that the issuer’s

credit profile is consistent with the relevant rating

level at that point
in time.
Description of ratings, as disclosed by S&P Global Ratings

on its public website
An

S&P Global

Ratings

issue

credit

rating

is a

forward-looking

opinion

about the

creditworthiness

of

an
obligor with

respect to

a specific

financial obligation,

a specific

class of

financial obligations,

or a

specific
financial program

(including ratings

on medium-term

note programs

and commercial

paper programs).

It
takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation

and takes into

account the currency

in which the

obligation is denominated.

The opinion
reflects S&P Global

Ratings' view of

the obligor's capacity

and willingness to

meet its financial

commitments
as they come due, and this opinion may

assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.
Issue

credit

ratings

can

be

either

long-term

or

short-term.

Short-term

issue

credit

ratings

are

generally
assigned to

those obligations considered

short-term in the

relevant market, typically

with an

original maturity
of no more than 365 days.

Short-term issue credit ratings are

also used to indicate the creditworthiness

of
an obligor with

respect to put

features on long-term obligations.

We would typically assign

a long-term issue
credit rating

to an

obligation

with an

original maturity

of greater

than 365

days. However,

the ratings

we
assign to certain instruments may diverge from these guidelines based on market practices.

Issue

credit

ratings

are

based,

in

varying

degrees,

on

S&P

Global

Ratings'

analysis

of

the

following
considerations:
•

The

likelihood

of

payment--the

capacity

and

willingness

of

the

obligor

to

meet

its

financial
commitments on an obligation in accordance with the terms of the obligation;
•

The nature and provisions of the financial obligation, and the promise we impute; and
•

The

protection

afforded

by,

and

relative

position

of,

the

financial

obligation

in

the

event

of

a
bankruptcy,

reorganization,

or

other

arrangement

under

the

laws

of

bankruptcy

and

other

laws
affecting creditors' rights.
An issue rating is an assessment of default

risk but may incorporate an assessment

of relative seniority or
ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations,
to reflect lower

priority in bankruptcy,

as noted above.

(Such differentiation

may apply when

an entity has
both senior and

subordinated obligations,

secured and

unsecured obligations,

or operating

company and
holding company obligations.)
A

long-term

obligation

rated

'AA’

differs

from

the

highest-rated

obligations

only

to

a

small

degree.

The
obligor's capacity to meet its financial commitments on the obligation is very strong. A long-term obligation
rated ‘A’

is somewhat more susceptible

to the adverse effects

of changes in circumstances

and economic
conditions than obligations in

higher-rated categories. However,

the obligor's capacity to meet

its financial
commitments on the

obligation is

still strong. A

long-term obligation rated

'BBB' exhibits adequate

protection
parameters. However, adverse

economic conditions or changing circumstances are more

likely to weaken
the obligor's

capacity to

meet its

financial commitments

on the

obligation. The

ratings from

'AA' to

'CCC'
may be

modified by

the addition

of a

plus (+)

or minus

(-) sign

to show

relative standing

within the

major
rating categories.

A short-term

obligation

rated 'A-1'

is rated

in the

highest category

by S&P

Global

Ratings.

The obligor's
capacity

to

meet

its

financial

commitments

on

the

obligation

is

strong.

Within

this

category,

certain
obligations are designated with a

plus sign (+). This indicates

that the obligor's capacity to

meet its financial
commitments on these obligations is extremely strong.
The

S&P

Global

Ratings

Canadian

preferred

share

rating

scale

serves

issuers,

investors,

and
intermediaries

in

the

Canadian

financial

markets

by

expressing

preferred

share

ratings

(determined

in
accordance

with

global

rating

criteria)

in

terms

of

rating

symbols

that

have

been

actively

used

in

the
Canadian market over a number

of years. An S&P Global

Ratings preferred share rating on

the Canadian
scale

is

a

forward-looking

opinion

about

the

creditworthiness

of

an

obligor

with

respect

to

a

specific
preferred

share

obligation

issued

in

the

Canadian

market

relative

to

preferred

shares

issued

by

other
issuers in the Canadian market. There

is a direct correspondence between the

specific ratings assigned on
the Canadian

preferred share

scale and

the various

rating levels

on the

global

debt rating

scale of

S&P
Global Ratings.

The Canadian

scale rating

is fully

determined

by the

applicable

global

scale rating,

and
there are

no additional analytical

criteria associated with

the determination of

ratings on the

Canadian scale.
S&P Global Ratings' practice is to present ratings on an issuer's preferred shares on both the global rating
scale

and

on

the

Canadian

national

scale

when

listing

the

ratings

for

a

particular

issuer.

A

Canadian
National

preferred

share

rating

of

'P-2'

corresponds

to

global

scale

preferred

share

rating

of

'BBB'.

An

S&P

Global

Ratings

outlook

assesses

the

potential

direction

of

a

long-term

credit

rating

over

the
intermediate term, which is generally up to two years for investment grade and generally up to one year for
speculative grade.

In determining

a rating

outlook, consideration is

given to

any changes

in economic

and/or
fundamental business conditions.

A 'Stable' rating outlook indicates that a rating is not likely to change.
Description of ratings, as disclosed by Fitch on its

public website
Fitch Ratings publishes credit ratings that are forward-looking opinions on the relative ability of an entity or
obligation

to

meet

financial

commitments.

Issuer

default

ratings

(IDRs)

are

assigned

to

corporations,
sovereign entities, financial institutions such as banks, leasing companies and insurers, and public finance entities

(local

and

regional

governments).

Issue

level

ratings

are

also

assigned,

often

include

an
expectation

of

recovery

and

may

be

notched

above

or

below

the

issuer

level

rating.

Issue

ratings

are
assigned

to

secured

and

unsecured

debt

securities,

loans,

preferred

stock

and

other

instruments,
Structured finance

ratings

are issue

ratings

to securities

backed by

receivables

or other

financial

assets
that consider the obligations’ relative vulnerability to default.

Fitch’s

credit

rating

scale

for

issuers

and

issues

is

expressed

using

the

categories

‘AAA’

to

‘BBB’
(investment

grade)

and

‘BB’

to

‘D’ (speculative

grade)

with

an

additional

+/-

for

AA through

CCC

levels
indicating relative differences of probability

of default or recovery for issues. The

terms “investment grade”
and “speculative grade” are market conventions and

do not imply any recommendation or endorsement

of
a specific security

for investment purposes. Investment grade

categories indicate relatively low

to moderate
credit

risk,

while

ratings

in

the

speculative

categories

signal

either

a

higher

level

of

credit

risk

or

that

a
default has already occurred.
Credit ratings are

also designated as

‘long-term’ or ‘short-term’

with different scales

used. Long-term ratings
use the noted

‘AAA’ to ‘D’ scale.

Fitch’s rating analysis considers

the long-term rating

horizon, and therefore
considers both

near-term and

long-term key

rating drivers.

Short-term ratings

scale is

‘F1+’ through

‘F3’,
‘B’, ‘C’ and ‘D/RD’. The ‘D’ and ‘RD’ ratings are used for

both long-term and short-term ratings.

Ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. In addition, for

financial obligations in corporate finance, a measure of recovery given default on that liability is also included in the rating assessment.

The

relationship

between

the

issuer

scale

and

obligation

scale

assumes

a

generic

historical

average
recovery.

Individual obligations

can be

assigned ratings

higher,

lower,

or the

same as

that entity’s

issuer
rating or IDR, based on their relative ranking,

relative vulnerability to default or based on

explicit Recovery

Ratings. As

a result,

individual obligations

of entities,

such as

corporations, are

assigned ratings

higher,
lower, or the same as that

entity’s issuer rating or IDR, except DIP obligation ratings that are not based off
an

IDR,

and

senior

tranches

of

Enhanced

Equipment

Trust

Certificates

(EETCs),

for

which

IDRs

are
secondary dependencies, as Fitch focuses primarily on

structure, collateral and legal protection.
'AA' (Very High Credit Quality) ratings denote expectations of very low credit risk. They indicate very strong
capacity for payment of

financial commitments. This

capacity is not significantly

vulnerable to foreseeable
events.

‘A’ (High

Credit Quality) ratings

denote expectations of low

default risk. The capacity

for payment
of

financial

commitments

is

considered

strong.

This

capacity

may,

nevertheless,

be

more

vulnerable

to
adverse business

or economic

conditions than

is the

case for

higher ratings.

‘BBB’ (Good

Credit Quality)
ratings

indicate

that

expectations

of

credit

risk

are

currently

low.

The

capacity

for

payment

of

financial
commitments

is

considered

adequate,

but

adverse

business

or

economic

conditions

are

more

likely

to
impair this capacity.

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the
rated entity and relates to

the capacity to meet financial

obligations in accordance with

the documentation
governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term
Ratings

are

assigned

to

obligations

whose

initial

maturity

is

viewed

as

“short

term”

based

on

market
convention (a long-term rating can also be used to rate an

issue with short maturity). Typically,

this means
up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in
U.S.

public

finance

markets.

F1

(Highest

Short-Term

Credit

Quality)

Indicates

the

strongest

intrinsic
capacity for timely payment of financial

commitments; may have an added "+"

to denote any exceptionally
strong credit feature.

The relative

likelihood

of a

rating change

over the

next two

years is

expressed

using rating

Outlooks

or
Watches.

Rating

Outlooks

and

Watches

are

mutually

exclusive.

A

directional

rating

Outlook

reflects
weakening, improving or evolving trends which have not yet brought the credit profile to a level sufficient to
trigger a rating change, but which may do so over

the next two years. Directional Outlooks indicate that the
likelihood of rating transition is materially higher than the historical average. However,

directional Outlooks
do not affect Fitch’s belief that the issuer’s credit quality is consistent with the current rating level.

Positive

or

Negative

Outlooks

do

not

imply

that

a

rating

change

is

inevitable,

and

similarly,

ratings

with
Stable Outlooks

can be

raised or

lowered without

a prior

revision to

the Outlook.

A Negative

or Positive
Outlook could also be

assigned to an issuer/transaction whose

credit profile has weakened or

improved but
where Fitch expects

the credit profile

to return within

the next two

years to a

level consistent with

the current
rating, albeit

with some execution risk or uncertainty.
Description of ratings, as disclosed by DBRS Morningstar

on its public website
The

DBRS

Morningstar

long-term

credit

ratings

provide

opinions

on

risk

of

default.

DBRS

Morningstar
considers risk of default to

be the risk that

an issuer will fail to

satisfy the financial obligations in accordance
with the terms under

which a long-term obligation has

been issued. Credit ratings are

based on quantitative
and qualitative considerations relevant to the

issuer, and the relative ranking of claims. All

rating categories
from AA to CCC contain the subcategories (high) and

(low). The absence of either a
(high) or (low) designation

indicates the credit rating

is in the middle

of the category.

A long-term rating of
'AA' is

of superior

credit quality.

The capacity

for the

payment of

financial obligations

is considered

high.
Credit

quality

differs

from

'AAA'

only

to

a

small

degree.

Unlikely

to

be

significantly

vulnerable

to

future
events.

A

long-term

rating

of

'A'

is

of

good

credit

quality.

The

capacity

for

the

payment

of

financial
obligations

is

substantial,

but

of

lesser

credit

quality

than

'AA'.

May

be

vulnerable

to

future

events,

but
qualifying negative factors are considered manageable.
The DBRS Morningstar

short-term debt rating

scale provides

an opinion on

the risk that

an issuer will

not
meet

its

short-term

financial

obligations

in

a

timely

manner.

Ratings

are

based

on

quantitative

and
qualitative considerations relevant to the issuer and

the relative ranking of claims. The 'R-1'

and 'R-2' rating
categories are further denoted by the subcategories '(high)', '(middle)', and '(low)'.

A short-term debt rating

of 'R-1' '(high)' is the highest credit quality.

The capacity for the payment of short-term financial

obligations
as they fall due is exceptionally high. Unlikely to be adversely affected by future events.
The DBRS

Morningstar preferred

share rating

scale reflects

an opinion

on the

risk that

an issuer

will not
fulfil its obligations with respect

to both dividend and

principal commitments in respect

of preferred shares
issued in the Canadian

securities market in accordance

with the terms under

which the relevant preferred
shares have been issued.

Every DBRS Morningstar

rating using the preferred

share rating scale

is based
on quantitative

and qualitative

considerations relevant

to the

issuing entity.

Each rating

category may

be
denoted by the

subcategories 'high'

and 'low'. The

absence of either

a 'high' or 'low'

designation indicates
the rating is in the middle of the category.

Preferred shares issued in the Canadian securities markets

are
rated using the preferred share rating

scale and preferred shares issued outside of the

Canadian securities
markets

are

rated

using

the

long-term

obligations

scale.

Because

preferred

share

dividends

are

only
payable when

approved, the

non-payment of

a preferred

share dividend

does not

necessarily result

in a
'D'.

DBRS

Morningstar

may

also

use

'SD'

(Selective

Default)

in

cases

where

only

some

securities

are
affected, such

as in

the case

of a

“distressed exchange”.

Preferred shares

rated 'Pfd-2'

are generally

of
good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are

not as strong as

'Pfd-1' rated companies. Generally, 'Pfd-2' ratings correspond with issuers with an 'A' category or higher reference point.

Appendix "C"
THE TORONTO-DOMINION BANK
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
In this Charter, "Bank" means

The Toronto

-Dominion Bank on a consolidated basis.

Part I: Main Responsibilities
1.1

Overseeing reliable, accurate and clear financial reporting to shareholders;
1.2

Overseeing the effectiveness of internal controls, including internal control over financial reporting;
1.3

Recommending to the Board the shareholders’ auditor

to be put forward for approval by the
shareholders and the compensation and terms of engagement

of the shareholders’ auditor for
approval by the Board;
1.4

Overseeing the work of the shareholders' auditor,

including requiring the shareholders' auditor to
report directly to the Committee;
1.5

Reviewing reports from the shareholders' auditor,

Chief Financial Officer,

Chief Auditor, Chief
Compliance Officer,

and Chief Anti-Money Laundering Officer,

and evaluating the effectiveness and
independence of each;
1.6

Overseeing the establishment and maintenance of policies and programs reasonably designed to
achieve and maintain the Bank's compliance with the laws

and regulations that apply to it;
1.7

Acting as the audit committee for certain subsidiaries of

the Bank that are federally regulated
financial institutions.
Part II: Independence
2.1

The Committee must be composed entirely of independent

directors;
2.2

The Committee meets without management or the shareholders'

auditor present at each
Committee meeting and will include such a session on

the agenda of each regularly scheduled
Committee meeting;
2.3

The Committee has the authority to engage, at the Bank's

expense, independent advisors to help it
make the best possible decisions on the financial reporting,

accounting policies and practices,
disclosure practices, compliance, and effectiveness

of internal controls of the Bank and may invite
them to attend and participate in meetings.

Part III: Composition and Independence, Financial Literacy

and Authority
3.1

The Committee will be composed of members of the

Board of Directors in such number as will be
determined by the Board with regard to the by-laws of

the Bank, applicable laws, rules and
regulations, and any other relevant considerations, subject

to a minimum requirement of four
directors.
3.2

No member of the Committee may be an officer

or retired officer of the Bank. Every member of the
Committee must be independent of the Bank within the meaning of all applicable laws, rules and
regulations including those particularly applicable to audit committee members and any other
relevant consideration as determined by the Board of Directors,

including the Bank's Director
Independence Policy.

3.3

No member of the Committee may serve on more than three

public company audit committees
(including the Bank) without the consent of the Corporate

Governance Committee and the Board.
3.4

The members of the Committee will be appointed by the

Board and will serve until their successor
is duly appointed, unless the member resigns, is removed, or ceases to be a director.

3.5

A Chair will be appointed by the Board upon recommendation

of the Corporate Governance
Committee, failing which the members of the Committee

may designate a Chair by majority vote.
The Committee may from time to time delegate to its Chair certain powers or responsibilities that
the Committee itself may have hereunder,

and if the Chair exercises such powers and
responsibilities, the Chair will report to the Committee with respect to their actions.
3.6

In addition to the qualities set out in the Director Position Description,

all members of the
Committee must be financially literate or be willing and able to acquire the necessary knowledge
quickly. “ Financially literate
” means the ability to read and understand financial statements that
present a breadth and level of complexity of accounting issues that are generally comparable to the
breadth and complexity of the issues that can reasonably

be expected to be raised by the Bank's
financial statements.

3.7

At least one member of the Committee must have a

background in accounting or related financial
management experience which would include any experience

or background that results in the
individual's financial sophistication, including being or having been an auditor, a chief executive
officer, chief financial

officer or other senior officer with

financial statement experience.
3.8

The Committee has the authority to conduct any investigation it deems appropriate, and to access
any officer, employee

or agent of the Bank, for the purpose of fulfilling its responsibilities,

including
the shareholders' auditor.

3.9

The Committee may obtain, at the Bank's expense, advice

and assistance from outside legal,
accounting or other advisors as the Committee deems necessary to carry out its duties. It may
retain and determine the compensation to be paid for

such independent counsel or outside advisor
in its sole discretion without seeking Board approval.

3.10

Committee members will enhance their familiarity with

financial, accounting and other areas
relevant to their responsibilities by participating in educational sessions or other opportunities for
development. With respect to financial reporting specifically,

the Committee will keep abreast of
trends and best practices in financial accounting and reporting,

as well as related internal controls
including considering, as they arise, topical issues and

their application to the Bank.

Part IV: Meetings
4.1

The Committee will meet at least four times annually,

or more frequently as circumstances dictate
or as the mandate requires.

4.2

The Committee will meet with the shareholders' auditor

and management quarterly to review the
Bank's financial statements consistent with the section entitled

"Financial Reporting" below.

4.3

The Committee will dedicate a portion of each of its regularly scheduled meetings, held four times a
year, to meeting separately

with each of the following:
●

Chief Compliance Officer,

and
●

Chief Anti-Money Laundering Officer.
4.4

The Committee will dedicate a portion of each of its regularly scheduled quarterly meetings to
meeting separately with each of the following:
●

Chief Executive Officer,

●

Chief Financial Officer,

●

General Counsel of the Bank,

●

Chief Auditor,

●

Chief Risk Officer,

and

●

Shareholders' auditor.
4.5

Any member of the Committee may make a request to

the Chair for a Committee meeting or any
part thereof to be held without management present.

4.6

To

facilitate open communication between this Committee

and the Risk Committee, and where the
Chair of the Risk Committee is not a member of this Committee,

the Chair of the Risk Committee
will have a standing invitation to attend each meeting

of this Committee at his or her discretion as a
non-voting observer and receive the materials for each

such meeting.

4.7

The Committee may conduct its meetings, in whole or in part,

in conjunction with meetings of the
other Committees of the Board and will meet with the Risk Committee at least once annually to
discuss topics relevant to both Committees.

4.8

The Committee may invite to its meetings any director,

member of management of the Bank or
such other persons as it deems appropriate in order to

carry out its responsibilities. The Committee
may exclude from its meetings any persons it deems necessary to ensure the proper fulfillment of
its duties.
Part V: Specific Duties and

Responsibilities
5.1

Financial Reporting
5.1.1

The Committee is responsible for the oversight of reliable,

accurate and clear financial reporting to
shareholders, including reviewing and discussing:
a.

The Bank's annual and interim consolidated financial statements and management's discussion
and analysis ("MD&A"), prior to approval by the Board, submission to appropriate regulators and
release to the public;

b.

The shareholders' auditor opinion on the annual financial statements and on the Bank's internal
control over financial reporting; and
c.

Potential material non-public information of the Bank,

prior to release to the public.
5.1.2

In addition, the Committee's review will include, when appropriate but at least annually,

discussion
with:
●

Management,
●

The Internal Audit Division, and
●

The shareholders' auditor,
of significant issues regarding accounting principles and policies,

industry practices and trends on
financial statements, and MD&A disclosures, including non-GAAP and other financial measures (e.g.,
Items of Note), and significant management estimates

and judgments.
5.1.3

The Committee reviews and recommends for approval to the

Board the earnings news releases
and satisfies itself that adequate procedures are in place

for the review of the Bank's public
disclosure of financial information extracted or derived

from the Bank's financial statements, other
than the public disclosure in the Bank's annual and interim consolidated financial statements and
MD&A and must periodically assess the adequacy of those

procedures.
5.2

Financial Reporting Process
The Committee supports the Board in its oversight of the

financial reporting process of the Bank including
by:
5.2.1

Working with management, the shareholders'

auditor and the Internal Audit Division to review the
integrity of the Bank's financial reporting processes for

both quarterly and annual reporting
undertaken by management;
5.2.2

Reviewing the process relating to and the certifications

of the Chief Executive Officer and the Chief
Financial Officer on the integrity of the Bank's quarterly

and annual consolidated financial
statements and such other periodic disclosure documents

required by regulators or that may be
required by law;
5.2.3

Reviewing sustainability disclosures required to be included in financial reporting, including any
such disclosures relating to climate-related matters;
5.2.4

Considering the key accounting policies of the Bank and reviewing in appropriate detail the basis
for significant estimates and judgments including but not

limited to actuarial reserves, allowances
for loan losses and other valuation allowances and discussing such matters with management
and/or the shareholders' auditor;
5.2.5

Reviewing with management and the shareholders' auditor significant accounting principles and
policies and all critical accounting policies and practices

used and any significant audit adjustments
made;
5.2.6

Considering and approving, if appropriate, substantive

changes to the Bank's accounting and
financial reporting policies as suggested by management;

5.2.7

Establishing regular systems of reporting to the Committee

by each of:
●

Management,

●

The shareholders' auditor,

and

●

The Internal Audit Division,

regarding any significant judgments made in management's preparation of the financial statements
and any significant difficulties encountered during

the course of the review or audit, including any
restrictions on the scope of work or access to required information;

5.2.8

Reviewing tax and tax planning matters that are material to

the financial statements.
5.3

Roles in the Financial Reporting Process
5.3.1

Management is responsible for the Bank's financial reporting process, which includes the
preparation, presentation and integrity of the Bank's financial statements and maintenance of
appropriate accounting and financial reporting principles

and policies, and internal controls and
procedures designed to verify compliance with accounting standards and applicable laws and
regulations.

5.3.2

The shareholders' auditor is responsible for planning and carrying out, in accordance with
professional standards, an audit of the Bank's annual financial statements and reviews of the
Bank's quarterly financial information.
5.3.3

The Committee reviews the results of the review by the shareholders'

auditor.
5.4

Internal Controls
5.4.1

Management is responsible for devising and maintaining

effective internal control over financial
reporting and for its assessment of the effectiveness

of such internal controls.
5.4.2

The Committee is responsible for overseeing the internal control framework and monitoring its
effectiveness including by:
a.

Reviewing management's reports related to the establishment

and maintenance of an adequate
and effective internal control system and processes

(including controls related to the
prevention, identification and detection of fraud) that are

designed to provide reasonable
assurance under properly calibrated materiality in areas

including reporting (financial,
operational and risk), efficiency and effectiveness

of operations and safeguarding assets,
monitoring compliance with laws, regulations and guidance,

and internal policies, including
compliance with section 404 of the U.S. Sarbanes-Oxley

Act and similar rules of the Canadian
Securities Administrators;
b.

As part of this review, the Committee

will consider and discuss with management whether any
deficiencies identified may be classified as a significant

deficiency or material weakness;
c.

Meeting with management, the Chief Auditor and the shareholders'

auditor to assess the
adequacy and effectiveness of the Bank's

internal controls, including internal control over
financial reporting and controls related to the prevention,

identification and

detection of fraud;
d.

Overseeing the adequacy of governance structures and control processes for all financial
instruments that are measured at fair value for financial reporting purposes;

e.

Reviewing reports from the Risk Committee as considered

necessary or desirable with respect
to any issues relating to internal control policies and the

effectiveness of related procedures
considered by that Committee in the course of undertaking

its responsibilities;

f.

Reviewing reporting by the Bank to its shareholders regarding internal control over financial
reporting.

5.5

Internal Audit Division
5.5.1

The Committee will:

a.

Oversee the Internal Audit Division of the Bank and any

aspects of the internal audit function that
are outsourced to a third party;

b.

Satisfy itself that the Internal Audit Division is sufficiently independent to perform its
responsibilities;
c.

Discuss with the Chief Auditor and senior management

the authority, roles

and responsibilities for
the Internal Audit Division and, at least annually,

reviews and approves the Internal Audit
Division's Charter and the Chief Auditor's mandate and

independence attestation;
d.

Review and discuss with the Chief Auditor internal audit

priorities and the annual audit plan
(including the risk assessment methodology) and approves

the audit plan and any significant
changes thereto once the Committee is satisfied that the plan is appropriate, risk-based and
addresses all the relevant activities and significant risks

over a measurable cycle;
e.

Review and approve the annual financial budget, resource

plan and performance objectives, and
review significant updates to any of them;
f.

Review the Global Internal Audit Policy;

g.

Confirm the appointment and dismissal of the Chief Auditor;

h.

Receive summaries of reports made pursuant to the Raising

Conduct and Ethics Concerns Policy
with respect to accounting allegation matters on a quarterly basis and with respect to material
accounting allegation matters as they arise;
i.

Annually convey its view of the performance of the Chief

Auditor to the Chief Executive Officer as
input into the compensation approval process;
j.

At least annually assess the effectiveness

and operational adequacy of the Internal Audit
Division;
k.

Review the results of the independent quality assurance

review report on the Internal Audit
Division conducted on a five-year cycle, including information on the qualifications and
independence of the assessor(s) and any potential conflict

of interest;
l.

Periodically review the results of a benchmarking of the Internal

Audit Division conducted with the
assistance of an independent third party;
m.

Review and discuss regular reports prepared by the Chief

Auditor. This includes internal control
over financial reporting and all other information outlined in regulatory guidance, management's
response and updates on outstanding findings, and thematic findings across the Bank;
n.

Provide a forum for the Chief Auditor to have unfettered access to the Committee to raise any
non-conformance with the Audit Code of Ethics or the

standards of the Institute of Internal
Auditors that impacts the overall scope or operation of

the Internal Audit Division, organizational
or industry issues or issues with respect to the relationship and interaction between the Internal
Audit Division, management, the shareholders' auditor and/or regulators;

o.

Oversee remediation of deficiencies identified by supervisory authorities related to the Internal
Audit Division within an appropriate time frame and review

reports on progress of necessary
corrective actions.

5.6

Oversight of Shareholders' Auditor
5.6.1

The Committee annually reviews and evaluates the performance,

qualifications, skills, resources
(amount and type), independence and professional skepticism

of the shareholders' auditor and
recommends to the Board for recommendation to the shareholders,

the appointment of the
shareholders' auditor.

5.6.2

The Committee is responsible for recommending to the Board for approval the remuneration of the
shareholders' auditor after satisfying itself that the level of audit fees is commensurate with the
scope of work to obtain a quality audit and consider financi al reporting risks.

5.6.3

The Committee also makes recommendations to the Board for

approval regarding, if appropriate,
termination of the shareholders' auditor.

The shareholders' auditor will be accountable to

the
Committee and the entire Board, as representatives of the shareholders,

for its review of the
financial statements and controls of the Bank.

5.6.4

In addition, the Committee will:
a.

Review and approve the annual audit plans and recommend

to the Board for approval the
engagement letters of the shareholders' auditor and satisfy

itself that the plans are appropriate,
risk-based and address all the relevant activities over a

measurable cycle;
b.

At least annually, review

the shareholders' auditor's processes for assuring the

quality of their
audit services including ensuring their independence and any other matters that may affect the
audit firm's ability to serve as shareholders' auditor;
c.

Discuss those matters that are required to be communicated

by the shareholders' auditor to the
Committee in accordance with the standards established

by the Chartered Professional
Accountants of Canada and the U.S. Public Company

Accounting Oversight Board ("PCAOB")
and the requirements of the Bank Act (Canada) and of the Bank's regulators, including its primary regulator, the Office

of the Superintendent of Financial Institutions, as applicable to the
Bank from time to time;

d.

Review with the shareholders' auditor any issues that

may be brought forward by it, including
any audit problems or difficulties, such as restrictions

on its audit activities or access to
requested information, and management's responses;
e.

Request management to take the necessary corrective actions

to address any findings and
recommendations of the shareholders' auditor in a timely manner;
f.

Review with the shareholders' auditor concerns, if any,

about the quality, not

just acceptability,
of the Bank's accounting principles and policies as applied

in its financial reporting;
g.

Provide a forum for management and the Chief Auditor

and/or shareholders' auditor to raise
issues regarding their relationship and interaction. To

the extent disagreements regarding
financial reporting are not resolved, it will be responsible for the resolution of such
disagreements between management and the Chief Auditor

and/or shareholders' auditor;
h.

At least annually, review

and evaluate the qualifications, performance and

independence of the
lead, and other key senior partners of the shareholders'

auditor;

i.

Monitor the rotation timing and, upon rotation of the lead

and other key senior partners, assess
the qualifications of the shareholders' auditor's proposed new lead and other key senior
partners;

j.

Obtain confirmation from the shareholders' auditor of compliance with the requirements for the
qualifications for auditors pursuant to the Bank Act (Canada), and guidance by other applicable regulators;
k.

At least every five years, conduct a periodic comprehensive

review of the shareholders' auditor;
l.

Annually review and discuss the Canadian Public Accountability

Board's ("CPAB")

and
PCAOB's public reports with the shareholders' auditor

and, as necessary,

discuss any CPAB
and/or PCAOB findings specific to the inspection of the Bank's audit.
5.7

Independence of Shareholders' Auditor
5.7.1

The Committee monitors and assesses the independence

of the shareholders' auditor through
various mechanisms, including by:
a.

Recommending to the Board for approval the audit engagement

terms and fees and approving
other legally permissible services to be performed by the shareholders'

auditor for the Bank,
with such approval to be given either specifically or pursuant to pre-approval procedures
adopted by the Committee;

b.

Reviewing from the shareholders' auditor,

at least annually,

a formal written statement
confirming independence and delineating all relationships

between the shareholders' auditor
and the Bank consistent with the rules of professional conduct of the Canadian provincial
chartered accountants' institutes or other regulatory bodies,

as applicable;
c.

Reviewing and discussing with the Board and the shareholders'

auditor, annually and otherwise
as necessary, any

relationships or services between the shareholders'

auditor and the Bank or
any factors that may impact the objectivity and independence of the shareholders' auditor;
d.

Reviewing, approving and monitoring policies and procedures

for the employment of past or
present partners, or employees of the shareholders' auditor

as required by applicable laws;

e.

Reviewing, approving and monitoring other policies and procedures put in place to facilitate
auditor independence, such as the criteria for tendering the shareholders' auditor contract and
the rotation of members of the audit engagement team,

as applicable.
5.8

Finance Department
5.8.1

The Committee oversees the Finance Department of the Bank,

including by:
a.

Reviewing and approving the mandate of the Finance

Department and the mandate of the
Chief Financial Officer at least annually;
b.

Reviewing and approving, at least annually,

the Finance Department strategic priorities, budget
and resource plan, including reviewing reports from management on resource adequacy;
c.

Annually assessing the effectiveness of the Finance

Department;
d.

Periodically reviewing the results of a benchmarking of the Finance

Department conducted with
the assistance of an independent third party;
e.

Annually conveying its view of the performance of the Chief Financial

Officer to the Chief
Executive Officer as input into the compensation

approval process;
f.

Confirming the appointment and dismissal of the Chief

Financial Officer;

g.

Providing a forum for the Chief Financial Officer

to have unfettered access to the Committee to
raise any financial reporting issues or issues with respect

to the relationship and interaction
among the Finance Department, management, the shareholders'

auditor and/or regulators.

5.9

Compliance
5.9.1

The Committee oversees the establishment and maintenance

of policies and programs reasonably
designed to achieve and maintain the Bank's compliance

with the laws and regulations that apply to
it, including by:
a.

Establishing and maintaining procedures in accordance

with regulatory requirements for the
receipt, retention and treatment of confidential, anonymous

submissions of concerns regarding
questionable accounting, internal accounting controls or

auditing matters, and reviewing reports
on such complaints and submissions as required under

the applicable policy;

b.

Reviewing professional pronouncements and changes

to key regulatory requirements relating
to accounting rules to the extent they apply to the financial reporting process of the Bank.
5.10

Global Compliance Department

5.10.1

The Committee will oversee the Global Compliance Department

of the Bank and the execution of
its mandate and will satisfy itself that the Global Compliance

Department is sufficiently
independent to perform its responsibilities.
5.10.2

In addition, the Committee will:
a.

Review and approve its annual plan, including its budget, resources and strategic priorities, and
any significant changes to the annual plan;
b.

Annually review and approve the mandate of the Global Compliance

Department and the
mandate of the Chief Compliance Officer;
c.

At least annually assess the effectiveness

of the Global Compliance Department;
d.

Periodically review the results of a benchmarking of the Global

Compliance Department
conducted with the assistance of an independent third party;
e.

Confirm the appointment and dismissal of the Chief Compliance

Officer;
f.

Annually convey its view of the performance of the Chief

Compliance Officer to the Chief
Executive Officer as input into the compensation

approval process;
g.

Review with management the Bank's compliance with

applicable regulatory requirements and
the Regulatory Compliance Management ("RCM") Program;
h.

Review and discuss reports prepared by the Chief Compliance

Officer for the Committee on a
quarterly basis including with regard to reports by regulators and supervisory authorities related
to the Global Compliance Department, the Bank's RCM

program or the Bank's compliance with
applicable laws and regulations and follow-up on any outstanding issues including proactive
consideration of whether deficiencies in one area may

be present in other areas;

i.

At least annually review the assessment by the Chief Compliance

Officer on the adequacy of,
adherence to and effectiveness of the Bank's day-to-day

RCM controls, as well as the Opinion
of the Chief Compliance Officer as to whether the

RCM Program and controls are sufficiently
robust to achieve compliance with the applicable enterprise

-wide regulatory requirements;

j.

Provide a forum for the Chief Compliance Officer

to have unfettered access to the Committee to
raise any compliance issues or concerns with respect to

the relationship and interaction among
the Global Compliance Department, management and/or

regulators.
5.11

Financial Crime Risk Management ("FCRM")
5.11.1

The Committee will oversee and monitor the establishment,

maintenance and ongoing
effectiveness of the Anti-Money Laundering ("AML")

/ Anti-Terrorist

Financing ("ATF")

/ Economic
Sanctions / Anti-Bribery and Anti-Corruption Program

("FCRM Program") that is designed so that
the Bank is in compliance with the laws and regulations that apply to it as well as its own policies,
including:
a.

Reviewing with management the Bank's compliance with

applicable regulatory requirements;
b.

Reviewing an annual report from the Chief Anti-Money

Laundering Officer regarding the
assessment of the effectiveness of the FCRM Program,

and following up with management on
the status of recommendations and suggestions, as appropriate;

c.

Reviewing the opinion of the Chief Auditor on the effectiveness of the FCRM Program
(including AML) every two years and following up with

management on the status of
recommendations and suggestions, as appropriate.
5.12

FCRM Department
5.12.1

The Committee will oversee the FCRM Department of the

Bank and the execution of its mandate
and will satisfy itself that the FCRM Department is sufficiently independent to perform its
responsibilities.

5.12.2

In addition, the Committee will:
a.

Review and approve the FCRM Department's annual

plan, including its budget, resources and
strategic priorities, and any significant changes to the annual plan;

b.

Consider and approve the AML Program Framework, including

the Enterprise AML/ATF

and
Enterprise Sanctions policies;
c.

At least annually assess the effectiveness

of the FCRM Department;
d.

Review the results of an independent effectiveness

review of the FCRM Program (including
AML) conducted periodically;
e.

Periodically review the results of a benchmarking of the FCRM

Department conducted with the
assistance of an independent third party;
f.

Annually review and approve the mandate of the FCRM

Department and the mandate of the
Chief Anti-Money Laundering Officer;
g.

Confirm the appointment and dismissal of the Chief Anti-Money

Laundering Officer;
h.

Annually convey its view of the performance of the Chief

Anti-Money Laundering Officer to the
Chief Executive Officer as input into the compensation

approval process;
i.

Review and discuss reports prepared by the Chief Anti-Money

Laundering Officer for the
Committee on a quarterly basis including with regard to reports by supervisory authorities
related to the FCRM Program, on the Bank's compliance

with applicable laws and regulations

and on the design and operation of the FCRM Program,

the adequacy of resources (people,
systems and budget), and any recommendations thereto,

and follow-up on any outstanding
issues including proactive consideration of whether deficiencies in one area may be present in
other areas;

j.

Provide a forum for the Chief Anti-Money Laundering

Officer to have unfettered access to the
Committee to raise any compliance issues or concerns

with respect to the relationship and
interaction among the FCRM Department, management and/or

regulators.
5.13

General
The Committee will have the following additional general duties and responsibilities:
5.13.1

Act as the audit committee for certain Canadian subsidiaries of the Bank that are federally
regulated financial institutions, including meeting on an

annual basis, without management
present, with the appointed actuaries of the applicable

subsidiaries of the Bank that are federally
regulated financial institutions;
5.13.2

Review with the Bank's General Counsel any legal matter

arising from litigation, asserted claims or
regulatory non-compliance that could have a material impact on the Bank's financial condition and
results and provide a forum for the General Counsel of

the Bank to have unfettered access to the
Committee to raise any legal issues;
5.13.3

Provide a forum for the Chief Risk Officer to have

unfettered access to the Committee to raise any
compliance issues;
5.13.4

Perform such other functions and tasks as may be mandated by regulatory requirements
applicable to audit committees or delegated by the Board;
5.13.5

Conduct an annual evaluation of the Committee to assess

its contribution and effectiveness in
fulfilling its mandate;
5.13.6

Review and assess the adequacy of this Charter at least

annually and submit this Charter to the
Corporate Governance Committee for review and recommendation to the Board for approval;
noting that changes considered administrative by the

Chair of the Committee and the Board Chair
can be reviewed and approved by the Corporate Governance

Committee throughout the year and
aggregated once per year for review and concurrence

by the Board;
5.13.7

Maintain minutes or other records of meetings and activities of the Committee;

5.13.8

The Committee Chair will report to the Board on recommendations and material matters arising at
Committee meetings and any significant matters that arise

between Board meetings and will report
as required to the Risk Committee on issues of relevance to

it.

Posted: December 2025